Filed Pursuant to Rule 424(b)(5)

Registration No. 333-110574

The information contained in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission under the Securities Act of 1933. A final prospectus supplement and accompanying prospectus will be delivered to purchasers of these securities.

SUBJECT TO COMPLETION, DATED JANUARY 6, 2004

PRELIMINARY PROSPECTUS SUPPLEMENT

(To prospectus dated December 4, 2003)

2,000,000 Shares

    % Series C Cumulative Redeemable Preferred Stock

Liquidation Preference $25.00 Per Share

We are offering 2,000,000 shares of our     % Series C Cumulative Redeemable Preferred Stock, par value $0.01 per share. We will pay cumulative dividends on the preferred stock from the date of original issuance in the amount of $     per share each year, which is equivalent to     % of the $25.00 liquidation preference per share. Dividends will be payable quarterly in arrears, beginning on March 31, 2004. Holders of shares of the preferred stock will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

We may not redeem the preferred stock until January     , 2009, except in limited circumstances. On or after January     , 2009, we may, at our option, redeem the preferred stock, in whole or in part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. The preferred stock has no stated maturity date. The preferred stock will not be convertible into any other securities.

No market currently exists for our preferred stock. We have applied to list the preferred stock on the New York Stock Exchange (NYSE) under the symbol “NFI PrC,” subject to official notice of issuance. Our common stock is listed on the NYSE under the symbol “NFI.”

Investing in our preferred stock involves risks.

See “ Risk Factors” beginning on page S-8.

	Per Share	Total
Public Offering Price	$25.00	$50,000,000
Underwriting Discounts and Commissions	$0.7875	$1,575,000
Proceeds, Before Expenses, to Us	$24.2125	$48,425,000

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus supplement or the accompanying prospectus. Any representation to the contrary is a criminal offense.

We have granted the underwriters a 30-day option to purchase up to an additional 300,000 shares of our preferred stock to cover over-allotments, if any, at the public offering price per share, less the underwriting discounts and commissions.

FRIEDMAN BILLINGS RAMSEY	STIFEL, NICOLAUS & COMPANY INCORPORATED

JMP SECURITIES	FLAGSTONE SECURITIES

The date of this prospectus supplement is January     , 2004

You should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus supplement and the accompanying prospectus is accurate only as of the date it is presented. Our business, financial condition, results of operations and prospects may have changed since these dates.

PROSPECTUS SUPPLEMENT

PROSPECTUS DATED DECEMBER 4, 2003

S-i

FORWARD-LOOKING INFORMATION

This prospectus supplement and the accompanying prospectus contain or incorporate by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, some of which are based on various assumptions and events that are beyond our control, may be identified by reference to a future period or periods or by the use of forward-looking terminology, such as “may,” “will,” “believe,” “expect,” “anticipate,” “continue,” or similar terms or variations on those terms or the negative of those terms. Actual results could differ materially from those set forth in forward-looking statements due to a variety of factors, including, but not limited to, the ability to generate sufficient liquidity, including raising equity capital, the size and frequency of our securitizations and the amount of interest we earn on our mortgage loans, interest rate fluctuations on our assets that differ from those on our liabilities, changes in the difference between short-term and long-term interest rates, increase in prepayment rates on our mortgage assets, changes in assumptions regarding estimated loan losses or fair value amounts, the availability of financing and, if available, the terms of any financing, changes in origination and resale pricing of mortgage loans, growth in markets which the company serves, and changes in general market and economic conditions. For a discussion of the risks and uncertainties that could cause actual results to differ from those contained in the forward-looking statements, see our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003, and our other filings under the Securities Exchange Act of 1934. We do not undertake, and specifically disclaim any obligation, to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

We encourage you to read this prospectus supplement and the accompanying prospectus, as well as the information that is incorporated by reference in this prospectus supplement and the accompanying prospectus, in their entireties. You should carefully consider the factors set forth under “Risk Factors” beginning on page S-8 in this prospectus supplement and in the other reports referred to above before making an investment decision to purchase shares of our preferred stock. Unless the context otherwise requires, references to “we,” “us,” or the “company” in this prospectus supplement mean NovaStar Financial, Inc., or NovaStar Financial, and its subsidiaries. Unless otherwise indicated, the information in this prospectus supplement does not give effect to the exercise of the underwriters’ over-allotment option.

S-ii

PROSPECTUS SUPPLEMENT SUMMARY

This summary highlights information contained elsewhere or incorporated by reference in this prospectus supplement and the accompanying prospectus. This summary does not contain all of the information that you should consider before investing in our preferred stock. You should carefully read the entire prospectus supplement and the accompanying prospectus, including in each case the documents incorporated by reference, and with particular attention to the section entitled “Risk Factors” beginning on page S-8 and our consolidated financial statements and the notes to the consolidated financial statements incorporated by reference.

NOVASTAR FINANCIAL, INC.

We are a specialty finance company that originates, invests in and services residential nonconforming loans. Since 1996, we have operated in the mortgage industry primarily through three separate but inter-related units—mortgage lending, portfolio management and branch operations. We offer a wide range of mortgage loan products to borrowers, commonly referred to as “nonconforming borrowers,” who generally do not satisfy the credit, collateral, documentation or other underwriting standards prescribed by conventional mortgage lenders and loan buyers, including government-sponsored entities such as Fannie Mae or Freddie Mac. We retain significant interests in the nonconforming loans we originate through our mortgage securities investment portfolio. Through our servicing platform, we then service all of the loans we retain interests in, in order to better manage the credit performance of those loans.

We have elected to be taxed as a real estate investment trust, or REIT, under the Internal Revenue Code of 1986, as amended. As a result, the net earnings of the REIT are generally not subject to federal income tax to the extent that we distribute our earnings to stockholders and maintain our qualification as a REIT. This structure also allows us the flexibility to originate, sell and service mortgage loans and conduct other traditional mortgage banking activities through taxable REIT subsidiaries. Although our taxable REIT subsidiaries are subject to U.S. federal and state corporate income tax on their net income, we are able to retain any after tax income of our taxable REIT subsidiaries and as a result increase our consolidated capital, subject to the limitations imposed by the REIT tax rules. We believe this REIT structure is one of the most desirable for owning mortgage loans and securities and conducting mortgage operations.

During the nine months ended September 30, 2003 and during the year ended December 31, 2002, we had net income of $69.7 million and $48.8 million, respectively, or $3.12 and $2.25 per diluted share. At September 30, 2003, we had $1.3 billion in mortgage assets, $1.4 billion in total assets and $236.2 million in equity. During the fourth quarter of 2003, we raised an additional $51.7 million in equity through a public offering of 1,403,000 common shares. As of September 30, 2003, our servicing portfolio contained $6.2 billion in mortgage loans.

Mortgage Lending

Our subsidiary, NovaStar Mortgage, Inc., or NovaStar Mortgage, originates primarily nonconforming, single family residential mortgage loans. NovaStar Mortgage has developed a nationwide network of wholesale loan brokers and mortgage lenders who submit mortgage loans to NovaStar Mortgage. Except for NovaStar Home Mortgage brokers described below, these brokers and mortgage lenders are independent from any of the NovaStar entities. NovaStar Mortgage underwrites these mortgage loans and funds approved mortgage loans using a proprietary web-based underwriting system that may be accessed directly by these brokers and mortgage lenders. Our nonconforming loans are sold primarily through securitization transactions completed by NovaStar Mortgage. Upon securitization, we retain the AAA- and non-rated interest only securities, prepayment penalty bonds and other subordinated mortgage securities and the right to service the underlying mortgage loans.

Nonconforming borrowers may include individuals who have impaired or limited credit profiles or higher debt-to-income ratios than traditional mortgage lenders allow. These borrowers also include individuals who, due to self-employment or other circumstances, have difficulty documenting their income. These types of borrowers are generally willing to pay higher mortgage loan origination fees and interest rates than those charged by conventional lending sources. Because these borrowers typically use the proceeds of the mortgage loans to consolidate and refinance debt and to finance home improvements, education and other consumer needs, loan volume is generally less dependent on general levels of interest rates or home sales and therefore less cyclical than conventional mortgage lending.

During the nine months ended September 30, 2003, we originated $4.4 billion in mortgage loans, of which $3.7 billion were nonconforming loans, we securitized $3.7 billion in mortgage loans, and we sold $861.5 million in loans. During 2002, we originated through NovaStar Mortgage $2.8 billion in mortgage loans, we securitized $1.6 billion in mortgage loans, and we sold $346.1 million in loans, including essentially all of our conforming loans, to unrelated third parties for cash.

Portfolio Management

We manage a long-term mortgage asset portfolio in a tax-advantaged REIT structure at NovaStar Financial. Our portfolio consists primarily of mortgage securities we retain from the securitization transactions of NovaStar Mortgage or the resecuritization transactions of NovaStar Financial.

Our mortgage securities include AAA- and non-rated interest only securities, prepayment penalty bonds and other subordinated mortgage securities. Mortgage securities are generally financed initially with repurchase agreements and other short-term debt facilities, pending inclusion in long-term resecuritizations. The majority of our net earnings are generated from spread income on the mortgage loan and securities portfolio and from gains on sales of loans sold outright for cash or in securitization transactions. We valued our mortgage securities at $337.6 million as of September 30, 2003.

Branch Operations

The third component in our business structure is our mortgage brokerage unit. NovaStar Home Mortgage, Inc., or NovaStar Home Mortgage, is a licensed mortgage broker with branch offices located throughout the United States. Each branch office is opened with a local retail mortgage broker acting as manager. Branches are organized as limited liability companies (LLCs). The LLC agreements provide for initial capitalization and membership interest of 99.9% to the branch manager and 0.1% to NovaStar Home Mortgage. We provide accounting, payroll, human resource, loan investor management and license management services for each LLC under separate contractual agreements with the LLC and we receive a fee for providing these services. Generally, the branch manager operates autonomously in customer and loan investor selection; however, the branch manager is required to abide by our compliance programs and policies. As of September 30, 2003, we had 420 active branches in 40 states and the District of Columbia. For the nine months ended September 30, 2003, the branch offices brokered $4.7 billion in mortgage loans, of which NovaStar Mortgage funded $1.2 billion.

In addition to these primary business units, we operate various fee based business units related to the residential lending industry, which provide title, settlement and credit services to borrowers. We also operate a servicing division, which has 143 employees that serviced approximately $6.2 billion in principal amount of mortgage loans as of September 30, 2003. Our servicing operations are tailored to nonconforming residential mortgage loans, all of which we originated. We expect to continue to retain the servicing rights on substantially all of the mortgage loans we securitize.

Business Strategies and Advantages

Mortgage Lending and Portfolio Strategies

Through NovaStar Mortgage we seek to:

•	Originate the majority of our mortgage loans from a nationwide network of wholesale lending and brokerage relationships, allowing us to obtain such loans at more attractive prices than are available through secondary market purchases;

•	Capture a greater share of the nonconforming market by continually growing our nationwide loan origination network, which includes wholesale independent brokers, affiliated NovaStar branches, correspondent institutions and direct to consumer retail operations;

•	Utilize long-term non-recourse securitization financings to reduce our exposure to the short-term interest rate risk inherent in repurchase agreements and warehouse facilities and to enhance shareholder returns;

•	Upon securitization, retain the AAA- and non-rated interest only securities, prepayment penalty bonds and other subordinated mortgage securities and the right to service the underlying mortgage loans;

•	Mitigate interest rate risk by using basic interest rate swap and cap agreements with highly rated counterparties;

•	Emphasize prepayment penalties, generally through a loan’s first two years, on the majority of our mortgage loan originations;

•	Actively control credit risk on our mortgage loans by performing a thorough credit assessment during the loan underwriting stage and by continuing to manage all of our retained loans through our in-house servicing operations;

•	While adhering to our capital allocation guidelines, maintain flexibility within the capital markets in order to continue using a combination of equity and borrowings to finance the acquisition of our mortgage loans; and

•	Sell a small portion of the nonconforming loans that we acquire that we feel would generate better economics in a whole loan sale versus inclusion in a securitization.

We use a combination of equity and borrowings to finance our acquisition of mortgage assets. All investments are evaluated in the context of our capital allocation guidelines and investment policy. We use leverage to enhance our returns. Our capital allocation guidelines detail the borrowing limits to be used given the composition of mortgage assets. Management focuses on our capital allocation guidelines to determine the appropriate amount of equity and borrowings to balance the risks and returns associated with potential investments and the existing portfolio. Substantial cash is required to fund mortgage loans prior to their sale or securitization and to pay interest, dividends and operating expenses. We draw upon various borrowing arrangements to satisfy major cash requirements and have committed credit facilities with major banks and investment banks. As of September 30, 2003, combined committed credit facilities totaled $3.1 billion, and cash and amounts available under these facilities was $80.1 million.

Branch Strategies

Through NovaStar Home Mortgage, we seek to:

•	build market share in nonconforming loans through branches that are affiliated with us;

•	create a recognizable NovaStar brand in the specialty finance business; and

•	generate fee income.

The branch business creates a strategic advantage by increasing our loan origination market share. While our branches are not required to use NovaStar Mortgage as their nonconforming lender, they more often choose NovaStar Mortgage over external lenders. We believe our branch personnel will use NovaStar Mortgage so long as NovaStar Mortgage offers a competitive loan product and quality customer service. NovaStar Mortgage is the lender for a significantly higher percent of nonconforming loans initially brokered by our branches as compared to loans brokered by independent retailers.

Competitive Advantages

Principal competition in the business of originating, acquiring and servicing mortgage loans are financial institutions such as banks, thrifts and other independent wholesale mortgage lenders, and certain other mortgage acquisition companies structured as REITs. Our principal competition in the business of holding mortgage loans and mortgage securities are life insurance companies, institutional investors such as mutual funds and pension funds, other well-capitalized publicly-owned mortgage lenders and certain other mortgage acquisition companies structured as REITs.

A key competitive strength is our branch operation. While the branches are free to broker loans to any approved investor, they more often choose NovaStar Mortgage as the lender.

We believe we compete successfully due to our:

•	experienced management team, skilled workforce and level of service;

•	use of technology to enhance customer service and reduce operating costs;

•	tax advantaged status as a REIT;

•	freedom from depository institution regulation;

•	vertical integration – we originate, fund, service and manage mortgage loans; and

•	access to capital markets to securitize our assets.

Advantages of REIT Structure

Our tax status as a REIT distinguishes us from many of our competitors, which we believe allows us to maximize our after-tax performance compared to non-REIT financial companies. In order to maintain our REIT status for federal income tax purposes, NovaStar Financial has pursued a strategy of holding qualifying mortgage assets and earning REIT qualifying income. Qualifying mortgage assets held by NovaStar Financial include mortgage securities generated through our securitization transactions and whole loans retained in our portfolio.

In addition, we conduct a substantial portion of our business through taxable REIT subsidiaries, which are subject to federal and state income tax on their taxable income. Revenue in these subsidiaries includes fee income and gains from whole loan sales executed as either securitization transactions or in outright sales to third parties. Although NovaStar Financial, as a REIT, must distribute substantially all of its income each year, our taxable REIT subsidiaries, such as NovaStar Mortgage, need not distribute their after-tax income and generally may retain their earnings. This approach allows us to grow our consolidated equity capital through our subsidiaries, which lessens our need to access the equity capital markets.

NovaStar Financial, Inc. was incorporated in the State of Maryland on September 13, 1996 and began operations in December 1996. Our principal executive offices are located at 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114. Our telephone number is (816) 237-7000. Our website address is http://www.novastaris.com.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2002 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. Dollars are in thousands, except per share amounts.

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000 (A)
	(unaudited)
Consolidated Statement of Operations Data
Interest income	$124,102	$70,519	$107,143	$57,904	$47,627
Interest expense	30,399	19,013	27,728	27,816	34,696
Provision for credit (losses) recoveries	1,138	629	432	(3,608)	(5,449)
Net interest income	94,841	51,771	79,847	26,480	7,482
Gains (losses) on sales of mortgage assets	107,662	37,916	53,305	37,347	(826)
Losses on derivative instruments	(32,330)	(30,677)	(36,841)	(3,503)	—
General and administrative expenses	137,423	54,609	84,594	46,505	3,017
Net income	69,714	31,510	48,761	32,308	5,626
Basic income per share	$3.21	$1.52	$2.35	$1.61	$0.26
Diluted income per share	$3.12	$1.45	$2.25	$1.51	$0.25

	As of September 30,		As of December 31,
	2003	2002	2002	2001	2000 (A)
	(unaudited)
Consolidated Balance Sheet Data
Mortgage Assets:
Mortgage loans	$931,083	$505,552	$1,133,509	$365,560	$375,927
Mortgage securities	337,632	179,600	178,879	71,584	46,650
Total assets	1,441,108	783,604	1,452,497	512,380	494,482
Borrowings	1,124,590	570,699	1,225,228	362,398	382,437
Stockholders’ equity	236,242	165,348	183,257	129,997	107,919

	For the Nine Months Ended September 30,		For the Year Ended December 31,
	2003	2002	2002	2001	2000
Other Data (unaudited)
Loans originated, principal	$4,378,601	$1,716,296	$2,781,539	$1,333,366	$719,341
Loans securitized, principal	$3,650,655	$1,213,958	$1,560,001	$1,215,100	$584,350
Nonconforming loans sold, principal	$151,210	$141,173	$142,159	$73,324	$172,839
Loan servicing portfolio, principal	$6,161,345	$2,911,263	$3,657,640	$1,994,448	$1,112,615
Branches, end of period	420	184	216	123	63
Annualized return on assets	8.30%	6.49%	6.05%	6.03%	0.97%
Annualized return on equity	52.97%	26.61%	30.30%	27.04%	5.50%
Estimated taxable income (loss)	$92,449	$24,816	$48,473	$5,242	$(2)
Estimated taxable income (loss) per share	$4.05	$1.19	$2.31	$0.45	$—
Dividends declared per common share (B)	$3.79	$1.35	$2.15	$0.48	$—
Dividends declared per preferred share	$—	$—	$—	$1.08	$0.49
Number of account executives	248	165	249	112	85

(A)	Does not include the assets, liabilities, equity and results of operations for NFI Holding Corporation. The common stock of NFI Holding Corporation was acquired on January 1, 2001.
(B)	On January 29, 2003, a $0.165 special dividend related to 2002 taxable income was declared per common share.

Summary of Securitizations

As of September 30, 2003

(Dollars are in thousands)

	Issue Date	Original Principal	Current Principal	Cost	Estimated Fair Value of Mortgage Securities	Gain Recognized Upon Securitization	Asset-Backed Bonds		Weighted Average Estimated Months to Call	Percent With Prepayment Penalty	Coupon	Remaining Prepayment Penalty Period (in years) for Loans with Penalty	Percent of Loans with Mortgage Insurance
							Interest Rate	Remaining Principal
NMFT 1999-1	1/29/99	$164,995	$32,166	$6,014	$5,591	$1,605	4.67%	$24,996	13	18%	9.6%	0.06	74%
NMFT 2000-1	3/31/00	230,138	50,146	296	4,037	2,936	1.69	47,913	14	53	10.1	0.67	97
NMFT 2000-2	9/28/00	339,688	80,734	744	7,157	6,811	1.64	76,045	14	40	10.5	0.68	98
NMFT 2001-1	3/31/01	415,067	140,166	—	10,756	8,985	1.52	135,615	21	51	10.3	0.77	98
NMFT 2001-2	9/25/01	800,033	362,235	1,419	26,122	12,745	1.49	351,027	30	50	9.6	0.89	95
NMFT 2002-1	3/28/02	499,998	305,346	12,121	22,710	8,082	1.51	292,941	52	91	8.8	1.26	87
NMFT 2002-2	6/28/02	310,000	218,423	11,360	15,279	10,459	1.49	210,117	55	89	8.9	1.34	84
NMFT 2002-3	9/27/02	750,003	606,735	27,367	38,728	29,353	1.48	593,132	78	84	8.0	1.52	93
NMFT 2003-1	2/27/03	1,300,141	1,161,315	66,472	75,679	29,614	1.69	1,114,318	99	83	7.7	1.85	64
NMFT 2003-2	6/12/03	1,499,998	1,455,787	72,324	79,349	50,324	1.53	1,405,657	111	81	7.3	2.06	48
NMFT 2003-3(A)	9/16/03	850,516	847,788	50,914	52,224	19,260	1.56	1,443,739	127	75	7.0	2.18	46
Total(A)		7,160,577	5,260,841	249,031	337,632			5,695,500		78	7.9	1.73	71

	Constant Prepayment Rate (Annual %)			Defaults As a Percentage of Mortgage Loan Principal (%)					Current Assumptions (%)			Assumptions at Trust Securitization (%)
	Three Month	Twelve Month	Life	Delinquent Loans (30- 89 days)	Delinquent Loans (>90 days)	Foreclosure & REO	Total Losses(B)	Total Losses Before MI	Discount Rate	Constant Prepayment Rate	Expected Credit Losses	Discount Rate	Constant Prepayment Rate	Expected Credit Losses
NMFT 1999-1	35	10	29	4.1	0.9	9.2	4.0	6.3	25	44	4.7	17	30	2.5
NMFT 2000-1	47	15	34	3.5	0.2	8.6	0.7	2.6	25	46	1.1	15	27	1.0
NMFT 2000-2	57	19	36	4.1	2.5	11.3	0.4	2.1	25	52	1.0	15	28	1.0
NMFT 2001-1	59	20	33	3.4	1.6	9.1	0.4	1.8	25	50	1.1	20	28	1.2
NMFT 2001-2	63	22	30	4.1	0.7	5.6	0.2	0.8	25	48	1.0	25	28	1.2
NMFT 2002-1	42	13	25	2.0	0.1	3.9	0.1	0.1	25	36	1.3	30	28	1.7
NMFT 2002-2	44	14	21	1.7	0.2	3.5	0.1	0.3	25	36	1.8	30	24	1.6
NMFT 2002-3	35	10	16	1.2	0.2	1.9	—	0.1	25	28	1.0	30	22	1.0
NMFT 2003-1	24	—	13	1.1	0.2	1.0	—	—	25	24	2.7	30	21	2.4
NMFT 2003-2	10	—	6	0.5	—	0.1	—	—	37	21	2.9	37	21	2.8
NMFT 2003-3	—	—	—	—	—	—	—	—	30	19	2.9	30	19	2.9

(A)	Subsequently, the remaining $648.9 million in loans collateralizing NMFT 2003-3 was delivered.
(B)	Total Losses also includes the percentage of loan losses that have been purchased out of the securitization.

THE OFFERING

Preferred stock offered

2,000,000 shares of         % Series C Cumulative Redeemable Preferred Stock. Unless otherwise stated, the information in this prospectus supplement assumes that the underwriters will not exercise their option to purchase up to 300,000 additional shares of our preferred stock.

Dividends

Investors will be entitled to receive cumulative cash dividends on the Series C Preferred Stock at a rate of         % per year of the $25.00 liquidation preference (equivalent to $                 per year per share). Beginning on March 31, 2004, dividends will be payable quarterly in arrears on the last calendar day of each March, June, September and December or, if not a business day, the next succeeding business day. Dividends will be cumulative from the date of original issuance, which is expected to be January     , 2004. The first dividend, to be paid on March 31, 2004, will be for less than a full quarter and pro rated accordingly.

Liquidation preference

If we liquidate, dissolve or wind up, holders of the Series C Preferred Stock will have the right to receive $25.00 per share, plus accrued and unpaid dividends (whether or not declared) to and including the date of payment, before any payments are made to the holders of our common stock.

Optional redemption

We may not redeem the Series C Preferred Stock prior to January     , 2009, except in limited circumstances to enforce the limitations on ownership described in the accompanying prospectus. On or after January     , 2009, we may, at our option, redeem the preferred stock, in whole or part, at any time and from time to time, for cash at $25.00 per share, plus accrued and unpaid dividends, if any, to the redemption date. Any partial redemption generally will be on a pro rata basis.

Not convertible	The Series C Preferred Stock will not be convertible into any other securities.

Limited voting rights	Holders of the Series C Preferred Stock will generally have no voting rights, but will have limited voting rights if we fail to pay dividends for six or more quarters and in certain other events.

Maturity	The Series C Preferred Stock has no stated maturity date.

Listing

We have applied to list the Series C Preferred Stock on the New York Stock Exchange under the symbol “NFI PrC,” subject to official notice of issuance. We expect that the Series C Preferred Stock will be listed at the close of this offering or as soon as practicable thereafter.

No rating	The Series C Preferred Stock has not been rated.

Use of proceeds	We are raising funds in this offering primarily to fund the origination of mortgage loans and for general corporate purposes.

RISK FACTORS

You should consider the following risk factors before deciding to purchase shares of our preferred stock. We also refer you to the discussion of risk factors set forth in our Annual Report on Form 10-K, as amended, for the year ended December 31, 2002, which is incorporated into this prospectus supplement by reference.

•	Failure to renew or obtain adequate funding under warehouse facilities and repurchase agreements may harm our lending operations. We are currently dependent upon a limited number of primary credit facilities for funding of our mortgage loan originations and acquisitions. Any failure to renew or obtain adequate funding under these financing arrangements could harm our lending operations and our overall performance. An increase in the cost of financing in excess of any change in the income derived from our mortgage assets could also harm our earnings and reduce the cash available for distributions to our stockholders. In October 1998, the subprime mortgage loan market faced a liquidity crisis with respect to the availability of short-term borrowings from major lenders and long-term borrowings through securitization. We faced significant liquidity constraints which harmed our business and our profitability.

•	An interruption or reduction in the securitization and whole loan markets or change in terms offered by these markets would hurt our financial position. We are dependent on the securitization market for the sale of our loans because we securitize loans directly and many of our whole loan buyers purchase our loans with the intention to securitize. The securitization market is dependent upon a number of factors, including general economic conditions, conditions in the securities market generally and conditions in the asset-backed securities market specifically. In addition, poor performance of our previously securitized loans could harm our access to the securitization market. Accordingly, a decline in the securitization market, in our ability to obtain attractive terms or in the market’s demand for our loans could have a material adverse effect on our results of operations, financial conditions and business prospects.

•	Financing with repurchase agreements may lead to margin calls if the market value of mortgage assets declines. We use repurchase agreements to finance our acquisition of mortgage assets in the short-term. In a repurchase agreement, we sell an asset and agree to repurchase the same asset at some period in the future. Generally, the repurchase agreements we enter into stipulate that we must repurchase the asset in 30 days. For financial accounting purposes, these arrangements are treated as secured financings. We retain the assets on our balance sheet and record an obligation to repurchase the asset. The amount we may borrow under these arrangements is generally 96% to 98% of the asset market value. When asset market values decrease, we are required to repay the margin, or difference in market value. To the extent the market values of assets financed with repurchase agreements decline rapidly, we will be required to meet cash margin calls. If cash is unavailable, we may be forced to default under the terms of the repurchase agreement. In that event, the lender retains the right to liquidate the collateral to settle the amount due from us.

•	Limited access to additional capital may ultimately curtail growth. Cash is required to fund loans we originate as financing arrangements allow us to borrow a percentage, typically 98%, of the mortgage note amount. If we are unable to obtain sufficient cash resources, we may not sustain asset growth.

•	Changes in interest rates may harm our results of operations. Our results of operations are likely to be harmed during any period of unexpected or rapid changes in interest rates. For example, a substantial or sustained increase in interest rates could harm our ability to acquire mortgage loans in expected volumes. This could result in a decrease in our earnings and our ability to support our fixed overhead expense levels. Interest rate fluctuations may harm our earnings as a result of potential changes in the spread between the interest rates on our borrowings and the interest rates on our mortgage assets. In addition, mortgage prepayment rates vary depending on such factors as mortgage interest rates and market conditions. Changes in anticipated prepayment rates may harm our earnings.

•

Failure to hedge effectively against interest rate changes may harm our results of operations.    We attempt to minimize exposure to interest rate fluctuations by hedging. Asset/liability management hedging strategies involve risk and may not be effective in reducing our exposure to interest rate changes.

Moreover, compliance with the REIT provisions of the Code may prevent us from effectively implementing the strategies that we determine, absent such compliance, would best insulate us from the risks associated with changing interest rates.

•	Mortgage insurers may not pay claims resulting in increased credit losses or may in the future change their pricing or underwriting guidelines. From time to time we use mortgage insurance to mitigate the risk of credit losses. Our inclination to obtain mortgage insurance coverage is dependent on pricing trends and, in the last six months of 2003, the percentage of our new mortgage loan production covered by mortgage insurance has steadily decreased. In the future there can be no assurance that mortgage insurance coverage on our new mortgage loan production will be available at rates that are economically viable for us. We also face the risk that our mortgage insurers might not continue to have the financial ability to pay all claims presented. In addition, mortgage insurers have the right to deny a claim if the loan is not properly serviced or has been improperly originated. We also face the risk that mortgage insurance providers will revise their guidelines to such an extent that we will no longer be able to acquire coverage on our new mortgage loan production or will set their premiums at levels that we believe are not economically viable. Any of those events could increase our credit losses and harm our results of operations.

•	Differences in our actual experience compared to the assumptions that we use to determine the value of our mortgage securities could adversely affect our financial position. Currently, our securitization transactions are structured to be treated as sales for financial reporting purposes and, therefore, result in gain recognition at closing. Delinquency, loss, prepayment and discount rate assumptions have a material impact on the amount of gain recognized and on the carrying value of the retained mortgage securities. This gain on sale method of accounting may create volatile earnings in certain environments, including when loan securitizations are not completed on a consistent schedule. If our actual experience differs materially from the assumptions that we use to determine the value of our mortgage securities, future cash flows, earnings and equity could be negatively affected.

•	Changes in accounting standards might cause us to alter the way we structure or account for securitizations. An exposure draft setting forth changes in the Financial Accounting Standards Board’s SFAS No. 140 has been circulated for comment which, if adopted as drafted, would limit the types of transactions eligible for gain on sale treatment. That change, or other possible changes in accounting standards, might cause us to alter the way we either structure or account for securitizations, which may harm our financial condition and results of operations.

•	We face loss exposure due to the underlying real estate. A substantial portion of our mortgage assets consists of single family mortgage loans or mortgage securities evidencing interests in single family mortgage loans. Any material decline in real estate values would weaken our collateral loan-to-value ratios and increase the possibility of loss if a borrower defaults. In such event, we will be subject to the risk of loss on such mortgage assets arising from borrower defaults to the extent not covered by third-party credit enhancement.

•	Loans made to nonconforming mortgage borrowers entail relatively higher delinquency and loss rates. Lenders in the nonconforming mortgage banking industry make loans to borrowers who have impaired or limited credit histories, limited documentation of income and higher debt-to-income ratios than traditional mortgage lenders allow. Mortgage loans made to nonconforming mortgage loan borrowers generally entail a relatively higher risk of delinquency and foreclosure than mortgage loans made to borrowers with better credit and, therefore, may result in higher levels of realized losses. Any failure by us to adequately address the risks of nonconforming lending would harm our results of operations, financial condition and business prospects.

•

Current loan performance data may not be indicative of future results.    When making capital budgeting and other decisions management uses projections, estimates and assumptions based on our experience with mortgage loans. Actual results and the timing of certain events could differ materially from those projected, due to factors including changes in general economic conditions, fluctuations in interest rates, fluctuations in mortgage loan prepayment speeds and fluctuations in losses due to defaults on mortgage loans. These differences and fluctuations could rise to levels that would harm our profitability.

•	Market factors may limit our ability to acquire mortgage assets at yields that are favorable relative to borrowing costs. Despite our management’s experience in the acquisition of mortgage assets and our relationships with various mortgage suppliers, we face the risk that we might not be able to acquire mortgage assets which earn interest rates greater than our cost of funds or that we might not be able to acquire a sufficient number of such mortgage assets to maintain our profitability.

•	Intense competition in the nonconforming mortgage loan industry may result in reduced net income or in revised underwriting standards that would harm our operations. We face intense competition, primarily from commercial banks, savings and loans, other independent mortgage lenders and other mortgage REITs. The government-sponsored entities Fannie Mae and Freddie Mac are also expanding their participation in the subprime mortgage industry. Any increase in the competition among lenders to originate or purchase nonconforming mortgage loans may result in either reduced interest income on such mortgage loans compared to present levels, which may reduce net income, or revised underwriting standards permitting higher loan-to-value ratios on properties securing nonconforming mortgage loans, which may harm our operations.

•	Our failure to comply with federal, state or local regulation of mortgage lending, of broker compensation programs or of our local branch operations could adversely affect our operations and profitability. As a mortgage lender, we are subject to many laws and regulations. Any failure to comply with these rules and their interpretations or with any future interpretations or judicial decisions could harm our profitability or cause a change in the way we do business. For example, several lawsuits have been filed challenging types of payments made by mortgage lenders to mortgage brokers, which payments are similar in type to the payments we make to our independent mortgage brokers. Similarly, in our branch operations, we allow our branch managers considerable autonomy, which could result in our facing greater exposure to third-party claims if our compliance programs are not strictly adhered to.

•	New legislation could restrict our ability to make mortgage loans, which could adversely impact our earnings. Several states and cities are considering or have passed laws, regulations or ordinances aimed at curbing predatory lending practices. The federal government is also considering legislative and regulatory proposals in this regard. In general, these proposals involve lowering the existing federal Homeownership and Equity Protection Act thresholds for defining a “high-cost” loan, and establishing enhanced protections and remedies for borrowers who receive such loans. Passage of these laws and rules could reduce our loan origination volume. In addition, many whole loan buyers may elect not to purchase any loan labeled as a “high cost” loan under any local, state or federal law or regulation. Rating agencies likewise may refuse to rate securities backed by such loans. Accordingly, these laws and rules could severely restrict the secondary market for a significant portion of our loan production. This would effectively preclude us from continuing to originate loans either in jurisdictions unacceptable to the rating agencies or otherwise within the newly defined thresholds and could have a material adverse effect on our business.

•	Should we fail to maintain REIT status, we would be subject to tax as a regular corporation. We conduct a substantial portion of our business through our taxable REIT subsidiaries which creates additional compliance requirements. We must comply with various tests to continue to qualify as a REIT for federal income tax purposes. We conduct a substantial portion of our business through taxable REIT subsidiaries, such as NovaStar Mortgage. Despite our qualification as a REIT, our taxable REIT subsidiaries must pay federal income tax on their taxable income. Our income from, and investments in, our taxable REIT subsidiaries do not constitute permissible income or investments for some of the REIT qualification tests. While we attempt to ensure that our dealings with our taxable REIT subsidiaries will not adversely affect our REIT qualification, no assurance can be given that we will successfully achieve that result. Furthermore, we may be subject to a 100% penalty tax, or our taxable REIT subsidiary may be denied deductions, to the extent that our dealings with our taxable REIT subsidiaries (such as our receipt of loan guarantee payments) are deemed not to be arm’s length in nature.

•	We have a limited operating history and incurred significant net losses in 1999 and 1998. We have not yet developed an extensive earnings history or experienced a wide variety of interest rate or market conditions. Our historical operating performance may be of limited relevance in predicting future performance. We incurred significant net losses in 1999 and 1998.

•	Restrictions on ownership of capital stock may inhibit market activity and the resulting opportunity for holders of our capital stock to receive a premium for their securities. In order for us to meet the requirements for qualification as a REIT, our charter generally prohibits any person from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8% of the outstanding shares. This restriction may inhibit market activity and the resulting opportunity for the holders of our capital stock to receive a premium for their stock that might otherwise exist in the absence of such restrictions.

•	There is no assurance of an active public trading market. The shares of Series C Preferred Stock are a new issue of securities with no established trading market. Since the securities have no stated maturity date, investors seeking liquidity will be limited to selling their shares in the secondary market. We have applied to list the Series C Preferred Stock on the NYSE, subject to official notice of issuance. However, an active trading market on the NYSE for the shares may not develop or, even if it develops, may not be sustained, in which case the trading price of the shares could be adversely affected and your ability to transfer your shares will be limited.

•	Investors in our preferred stock may experience losses, volatility and poor liquidity, and we may reduce or delay payment of our dividends in a variety of circumstances. Our earnings, cash flow, book value, and dividends can be volatile and difficult to predict. Investors should not rely on predictions or management beliefs. Although we seek to pay a regular preferred stock dividend at a rate that is sustainable, we may cut our dividend payments in the future for a variety of reasons. We may not provide public warnings of such dividend reductions or payment delays prior to their occurrence. Fluctuations in our current and prospective earnings, cash flow and dividends, the market for similar securities, as well as many other factors such as perceptions, economic conditions, stock market conditions, and the like, can affect the price of our preferred stock. For example, higher market interest rates could cause the market price of our preferred stock to go down. Investors may experience volatile returns and material losses. In addition, liquidity in the trading of our stock may be insufficient to allow investors to sell their stock in a timely manner or at a reasonable price.

•	Our preferred stock has not been rated and will be subordinate to our debt. The Series C Preferred Stock has not been rated by any nationally recognized statistical rating organization and will be subordinate to all of our existing and future debt.

USE OF PROCEEDS

Based on the public offering price of $25.00 per share, we will receive approximately $48,325,000 in net proceeds from the sale of the shares of our preferred stock in this offering, or approximately $55,589,000 if the underwriters’ over-allotment option is exercised in full, after payment of expenses related to this offering and underwriting discounts and commissions.

We intend to use the net proceeds from this offering, together with borrowings, to fund the origination of mortgage loans and for general corporate purposes. Pending use of the proceeds to fund the origination of mortgage loans, the net proceeds will be used to reduce borrowings.

CAPITALIZATION

The following table sets forth our actual capitalization at September 30, 2003 and pro forma to give effect to the issuance of 1,403,000 shares of our common stock offered in a public offering in the fourth quarter of 2003, and pro forma as adjusted to give effect to the issuance of 2,000,000 shares of our preferred stock offered hereby and the application of the estimated net proceeds therefrom. The capitalization information set forth in the table below is qualified by the more detailed consolidated financial statements and notes thereto included in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2003.

	As of September 30, 2003(1)
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands)
Stockholders’ Equity:
Capital stock, $0.01 par value, 50,000,000 shares authorized:
Preferred stock; 0 (actual and pro forma) and 2,000,000 (pro forma as adjusted) shares issued and outstanding	$—	$—	$20
Common stock: 22,816,308 shares issued and outstanding(1)	228	242	242
Additional paid-in capital	180,746	232,392	280,697
Accumulated deficit	(26,010)	(26,010)	(26,010)
Accumulated other comprehensive income	82,288	82,288	82,288
Notes receivable from founders	(1,010)	(1,010)	(1,010)

Total stockholders’ equity	$236,242	$287,902	$336,227

(1)	Excludes 886,750 shares of common stock issuable upon exercise of outstanding options as of September 30, 2003 at a weighted average exercise price of $8.04 per share.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES

AND PREFERRED STOCK DIVIDENDS

The historical ratio of earnings to combined fixed charges and preferred stock dividends for the periods indicated is as follows:

	Nine Months Ended September 30, 2003	Year Ended December 31,
		2002	2001	2000	1999	1998
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	3.76	2.21	1.81	1.07	0.82	0.77

For purposes of calculating the above ratios, earnings represent net income from our consolidated statements of operations, as adjusted for fixed charges and dividends on preferred stock. Fixed charges represent interest expense from our consolidated statements of operations. The ratios are based solely on historical financial information and no pro forma adjustments have been made thereto.

DESCRIPTION OF SERIES C PREFERRED STOCK

The following is a summary of the material terms and provisions of the Series C Preferred Stock. The Series C Preferred Stock is more completely described in the articles supplementary to our charter establishing the Series C Preferred Stock, which is incorporated by reference in this prospectus supplement.

General

Under our charter, our board of directors is authorized to issue 50 million shares of stock. Our board of directors has adopted articles supplementary to our charter establishing the number and fixing the terms, designations, powers, preferences, rights, limitations and restrictions of a series of preferred stock designated the         % Series C Cumulative Redeemable Preferred Stock. Up to 3,000,000 shares of Series C Preferred Stock are authorized. We will issue 2,000,000 shares of Series C Preferred Stock (2,300,000 shares if the underwriters’ over-allotment option is exercised in full) in this offering. As of the date of this prospectus supplement, there are currently no other classes or series of preferred stock authorized and outstanding.

Our Class B Preferred Stock referred to in the accompanying prospectus was converted to common stock in the first quarter of 2002. Dividends were paid on that preferred stock each quarter during 1999, 2000 and 2001. The warrants referred to in the accompanying prospectus are no longer outstanding.

Under Maryland law, a stockholder is not personally liable for our obligations solely as a result of his or her status of a stockholder.

We have applied to list the Series C Preferred Stock on the NYSE, subject to official notice of issuance. We expect that the Series C Preferred Stock will be listed at the close of this offering or as soon as practicable thereafter.

Ranking

The Series C Preferred Stock, with respect to dividend rights and the distribution of assets upon our liquidation, dissolution or winding up, will rank (i) senior to all classes or series of our common stock and to all equity securities the terms of which specifically provide that such equity securities rank junior to the Series C Preferred Stock; (ii) on a parity with all equity securities issued by us other than those referred to in clauses (i) and (iii); and (iii) junior to all equity securities issued by us the terms of which specifically provide that such equity securities rank senior to such Series C Preferred Stock.

Dividends

As holders of Series C Preferred Stock, you will be entitled to receive, when, as and if authorized by our board of directors, out of legally available funds, cumulative preferential cash dividends at the rate of         % of the liquidation preference per annum, which is equivalent to $                 per share of Series C Preferred Stock per year.

Dividends on the Series C Preferred Stock will cumulate from the date of original issuance (January     , 2004) and will be payable quarterly in arrears on the last calendar day of each March, June, September and December or, if not a business day, the next succeeding business day. The initial dividend on the Series C Preferred Stock, which will be paid on March 31, 2004 if authorized by our board of directors, will be for less than a full quarter. We will pro rate and compute this initial dividend and any other dividend payable for a partial dividend period on the basis of a 360-day year consisting of twelve 30-day months.

We will pay dividends to holders of record as they appear in our share records at the close of business on the applicable dividend record date. The dividend record date will be the first day of the calendar month in which the related dividend payment date falls, or such other date that our board of directors designates for the payment of dividends that is not more than 30 nor less than 10 days prior to the dividend payment date.

No dividend on the Series C Preferred Stock will be authorized or declared or paid or set apart for payment by us if such authorization, declaration, payment or setting apart for payment would violate any of our agreements or is restricted or prohibited by law.

Notwithstanding the foregoing, dividends on the Series C Preferred Stock will accrue whether or not we have earnings, whether or not there are funds legally available for payment of dividends and whether or not such dividends are authorized by our board of directors. Accumulated but unpaid dividends will cumulate as of the dividend payment date on which they first become payable or on the date of redemption, as the case may be.

When dividends are not paid in full (or a sum sufficient for such full payment is not so set apart) on the Series C Preferred Stock and all other equity securities ranking on a parity as to dividends with the Series C Preferred Stock, all dividends declared upon the Series C Preferred Stock and any other equity securities ranking on a parity as to dividends with the Series C Preferred Stock shall be declared pro rata so that the amount of dividends declared per share of Series C Preferred Stock and such other series of preferred stock shall in all cases bear to each other the same ratio that accumulated dividends per share on the Series C Preferred Stock and such other equity security (which shall not include any accumulation in respect of unpaid distributions for prior dividends periods if such other equity securities do not have a cumulative dividend) bear to each other. No interest, or sum of money in lieu of interest, shall be payable in respect of any dividend payment or payments on the Series C Preferred Stock which may be in arrears.

Except as provided in the immediately preceding paragraph, unless full cumulative dividends on the Series C Preferred Stock have been or contemporaneously are authorized and paid or authorized and a sum sufficient set apart for payment for all past distribution periods and the then current dividend period:

•	no dividends, other than distributions in kind of our common stock or other shares of our equity securities ranking junior to Series C Preferred Stock as to distributions and upon liquidation, may be authorized or paid or set aside for payment, and no other dividend may be authorized or made upon, our shares of common stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation (other than pro rata dividends on preferred stock ranking on a parity as to distributions with the Series C Preferred Stock); and

•	no shares of common stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation may be redeemed, purchased or otherwise acquired for any consideration (or any moneys be paid to or made available for a sinking fund for the redemption of any such shares) by us, except by conversion into or exchange for other shares ranking junior to the Series C Preferred Stock as to distributions and amounts upon liquidation.

Holders of Series C Preferred Stock shall not be entitled to any distribution, whether payable in cash, property or shares, in excess of full cumulative dividends on the Series C Preferred Stock as described above. We will credit any dividend payment we make on the Series C Preferred Stock against the earliest accumulated but unpaid dividend due with respect to the Series C Preferred Stock which remains payable.

Liquidation Preference

Upon any voluntary or involuntary liquidation, dissolution or winding up of us, as a holder of Series C Preferred Stock you will be entitled to receive out of our assets available for distribution to shareholders (after payment or provision for all of our debts and other liabilities) a liquidating distribution in the amount of a liquidation preference of $25.00 per share, plus any accumulated and unpaid dividends to the date of payment, whether or not authorized, before any distribution of assets is made to holders of our common stock and any other shares of our equity securities ranking junior to the Series C Preferred Stock as to liquidation rights.

If, upon any voluntary or involuntary liquidation, dissolution or winding up of us, our assets are insufficient to make full payment of the liquidating distributions to holders of the Series C Preferred Stock and any other shares of our equity securities ranking on a parity with the Series C Preferred Stock as to liquidation rights, then the holders of the Series C Preferred Stock and parity shares will share ratably in any distribution of assets in proportion to the full liquidating distributions to which they would otherwise be respectively entitled.

After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series C Preferred Stock will have no right or claim to any of our remaining assets.

Our consolidation or merger with or into another entity, the merger of another entity with or into us, a statutory share exchange by us, or the sale, lease, transfer or conveyance of all or substantially all of our property or business, will in each case not be deemed to constitute a liquidation, dissolution or winding up of us.

As permitted by Maryland law, the articles supplementary creating the shares of Series C Preferred Stock provide that the liquidating preference of outstanding shares of Series C Preferred Stock will not be added to our total liabilities in determining whether we may make a dividend or other distribution (other than upon voluntary or involuntary dissolution) on our shares of common stock (or any other class or series of stock that are junior to the Series C Preferred Stock with respect to liquidating distributions). Maryland does not allow a corporation to make a distribution if, after giving effect to the distribution, (a) the corporation would not be able to pay its obligations as they become due in the course of business or (b) the corporation’s total assets would be less than its total liabilities. Unless the corporation’s charter provides otherwise, liquidation preferences of stockholders whose preferential rights on dissolution are superior to those receiving the distribution are considered liabilities for the purpose of this test.

Redemption

The Series C Preferred Stock will not be redeemable prior to January     , 2009. On or after January     , 2009, we, at our option, upon giving the notice described below, may redeem the Series C Preferred Stock, in whole or from time to time in part, for cash, at a redemption price of $25.00 per share, plus all accumulated and unpaid dividends to the date of redemption, whether or not authorized.

If we redeem fewer than all of the outstanding shares of Series C Preferred Stock, our board of directors will determine the number of shares to be redeemed. In such circumstances, the Series C Preferred Stock to be redeemed generally will be selected pro rata, by lot or in another equitable manner determined by our board of directors. If such redemption is to be by lot and as a result of such redemption any holder of Series C Preferred Stock would become a holder of a number of shares of Series C Preferred Stock in excess of the ownership limit described in the accompanying prospectus because such holder’s shares of Series C Preferred Stock were not redeemed, or were only redeemed in part, then, we will redeem the requisite number of shares of Series C Preferred Stock from such holder such that such stockholder will not hold in excess of the ownership limit subsequent to such redemption or otherwise transfer the shares as described in the accompanying prospectus.

Notwithstanding the foregoing, unless full cumulative dividends on all shares of Series C Preferred Stock have been or contemporaneously are authorized and paid, or a sum sufficient for payment for all past dividend periods and the current dividend period is set apart, we will not:

•	redeem any shares of Series C Preferred Stock unless we simultaneously redeem all outstanding shares of Series C Preferred Stock; and

•	purchase or otherwise acquire directly or indirectly any shares of Series C Preferred Stock or any other shares of our equity securities ranking junior to or on a parity with the Series C Preferred Stock as to distributions or upon liquidation, except by conversion into or exchange for shares ranking junior to the Series C Preferred Stock as to distributions and upon liquidation.

The foregoing restrictions on redemptions, purchases and other acquisitions will not prevent the repurchase or redemption of preferred stock to preserve our REIT status and enforce against an individual holder the restrictions on ownership described in the accompanying prospectus. These restrictions also do not prevent the repurchase or redemption of preferred stock pursuant to a purchase or exchange offer made on the same terms to all holders of the Series C Preferred Stock.

Immediately prior to any redemption of shares of Series C Preferred Stock, we will pay, in cash, any accumulated and unpaid dividends to the redemption date, whether or not authorized, unless a redemption date falls after a dividend record date and prior to the corresponding dividend payment date, in which case each holder of Series C Preferred Stock at the close of business on such dividend record date will be entitled to the dividend payable on such shares on the corresponding distribution payment date notwithstanding the redemption of such shares before the dividend payment date. Except as provided in the previous sentence, we will make no payment or allowance for unpaid dividends, whether or not in arrears, on Series C Preferred Stock to be redeemed.

We will mail to you, if you are a record holder of Series C Preferred Stock, a notice of redemption no less than 30 days nor more than 60 days before the redemption date. We will send the notice to your address, as shown on our share transfer books. Each notice will state, in addition to any information required by law or by the applicable rules of any exchange upon which the Series C Preferred Stock may be listed or admitted to trading, the following:

•	the redemption date;

•	the redemption price;

•	the number of shares of Series C Preferred Stock to be redeemed;

•	the place where you may surrender certificates for payment of the redemption price; and

•	that the dividends on the Series C Preferred Stock to be redeemed will cease to accumulate on the redemption date.

If we redeem fewer than all of the outstanding shares of Series C Preferred Stock, we will specify in the notice to you the number of shares of Series C Preferred Stock to be redeemed from you.

On or after the date fixed for redemption, each holder of shares of Series C Preferred Stock to be redeemed must present and surrender each certificate representing his or her shares of such Series C Preferred Stock to us at the place designated in the applicable notice and thereupon the redemption price of such shares will be paid to or on the order of the person whose name appears on such certificate representing shares of Series C Preferred Stock as the owner thereof and each surrendered certificate will be cancelled. If fewer than all the shares represented by any such certificate representing shares of Series C Preferred Stock are to be redeemed, a new certificate will be issued representing the unredeemed shares.

At our election, on or prior to a redemption date, we may irrevocably deposit the redemption price (including accumulated and unpaid dividends) of the Series C Preferred Stock so called for redemption in trust for the holders thereof with a bank or trust company, in which case the notice to holders of the Series C Preferred Stock to be redeemed will (i) state the date of such deposit, (ii) specify the office of such bank or trust company as the place of payment of the redemption price and (iii) require such holders to surrender the certificates representing such shares at such place on or about the date fixed in such redemption notice (which may not be later than such redemption date) against payment of the redemption price (including all accumulated and unpaid dividends to the redemption date). Any interest or other earnings earned on the redemption date (including all accumulated and unpaid dividends) deposited with a bank or trust company will be paid to us. Any monies so deposited which remain unclaimed by the holders of the shares of Series C Preferred Stock at the end of two years the redemption date will be returned to us by such bank or trust company.

From and after the redemption date (unless we default in payment of the redemption price), all dividends will cease to cumulate on the Series C Preferred Stock designated for redemption and all of your rights as a holder of the Series C Preferred Stock will terminate with respect to such shares, except the right to receive the redemption price and all accumulated and unpaid dividends up to the redemption date.

Maturity

The Series C Preferred Stock does not have a stated maturity and is not subject to any sinking fund or mandatory redemption provisions.

Voting Rights

As a holder of Series C Preferred Stock, you will not have any voting rights, except as set forth below.

Whenever dividends on the Series C Preferred Stock are in arrears for six or more quarterly periods (whether or not consecutive), the holders of Series C Preferred Stock will be entitled, voting together as a single class with all other series of preferred stock of ours upon which like voting rights have been conferred and are exercisable, to elect a total of two additional directors to our board of directors at an annual meeting of stockholders or a special meeting held in place thereof or a properly called meeting of holders of the Series C Preferred Stock together with holders of any other series of preferred stock as to which dividends are so in arrears, and at each subsequent annual meeting or special meeting of stockholders until all dividends accumulated on the Series C Preferred Stock for the past dividend periods and the then current dividend period shall have been fully paid or declared and a sum sufficient for the payment thereof set aside for payment. In such case, our entire board of directors will be increased by two directors.

So long as any shares of Series C Preferred Stock remain outstanding, we may not, without the affirmative vote of holders of at least two-thirds of the outstanding Series C Preferred Stock voting separately as a class:

•	authorize, or create, or increase the authorized or issued amount of, any class or series of equity securities ranking senior to the outstanding Series C Preferred Stock with respect to the payment of dividends or the distribution of assets upon our voluntary or involuntary liquidation, dissolution or winding up;

•	reclassify any authorized equity securities into any such senior equity securities;

•	create, authorize or issue any obligation or security convertible into or evidencing the right to purchase any such senior equity securities; or

•	amend, alter or repeal the provisions of our charter (including the articles supplementary for the Series C Preferred Stock), whether by merger, consolidation or otherwise, so as to materially and adversely affect any right, preference, privilege or voting power of the Series C Preferred Stock or the holders thereof.

However, with respect to any such amendment, alteration or repeal of the provisions of our charter (including the articles supplementary for the Series C Preferred Stock), whether by merger or consolidation, so long as the Series C Preferred Stock remain outstanding with the terms thereof materially unchanged in any adverse respect, taking into account that, upon the occurrence of such event, we may not be the surviving entity and such surviving entity may thereafter be the issuer of the Series C Preferred Stock, the occurrence of any such event will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series C Preferred Stock or the holders thereof. In addition, (i) any increase in the amount of the authorized preferred stock or the creation or issuance of any other series of preferred stock or (ii) any increase in the amount of authorized shares of Series C Preferred Stock or any other class or series of our preferred stock, in each case ranking on a parity with or junior to the Series C Preferred Stock with respect to the payment of dividends and the distribution of assets upon voluntary or involuntary liquidation, dissolution or our winding up, will not be deemed to materially and adversely affect the rights, preferences, privileges or voting powers of Series C Preferred Stock or the holders thereof.

The foregoing voting provisions will not apply if, at or prior to the time when the act with respect to which such vote would otherwise be required will be effected, all outstanding shares of Series C Preferred Stock have been redeemed or called for redemption and sufficient funds shall have been deposited in trust to effect such redemption.

Conversion

The shares of Series C Preferred Stock are not convertible into or exchangeable for our property or securities.

Restrictions on Ownership and Transfer

The Series C Preferred Stock is subject to certain restrictions on ownership which are described in the accompanying prospectus.

Additional Material Provisions of Maryland Law and Our Charter and Bylaws

The Maryland General Corporation Law also provides that Maryland corporations that are subject to the Securities Exchange Act of 1934 and have at least three outside directors can elect by resolution of the board of directors to be subject to some corporate governance provisions that may be inconsistent with the corporation’s charter and bylaws. For example, the board of directors may, by electing into the applicable statutory provisions and notwithstanding the charter or bylaws:

•	provide that a special meeting of stockholders, will be called only at the request of stockholders, entitled to cast at least a majority of the votes entitled to be cast at the meeting,

•	reserve for itself the right to fix the number of directors,

•	provide that a director may be removed only by the vote of the holders of two-thirds of the stock entitled to vote, and

•	retain for itself sole authority to fill vacancies created by an increase in the size of the board or by the death, removal or resignation of a director and permit a director to serve for the balance of the unexpired term instead of until the next annual meeting of stockholders.

Our board has not elected into the foregoing provisions. A board of directors may implement all or any of these provisions without amending the charter or bylaws and without stockholder approval. A corporation may be prohibited by its charter or by resolution of its board of directors from electing any of the provisions of the statute; however, we are not prohibited from implementing any or all of the statute. If implemented, these provisions could discourage offers to acquire our stock and could increase the difficulty of completing an offer.

FEDERAL INCOME TAX CONSIDERATIONS

The discussion set forth under the same heading in the prospectus summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of the Series C Preferred Stock. Falk, Shaff & Ziebell, LLP, our tax and ERISA counsel, has updated its opinion referred to in that discussion. Based on existing law and factual representations we made to tax counsel, tax counsel is of the opinion that NovaStar Financial, Inc., exclusive of any taxable affiliates, operated in a manner consistent with its qualifying as a REIT under the Internal Revenue Code since the beginning of its taxable year ended December 31, 1996 through September 30, 2003, the date of the unaudited balance sheet and income statement made available to tax counsel, and the organization and contemplated method of operation of NovaStar Financial, Inc. are such as to enable it to continue to so qualify throughout the balance of 2003 and in subsequent years. However, whether we will in fact so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to our income, assets, distributions, ownership and administrative matters, the results of which may not be reviewed by tax counsel. Moreover, some aspects of operations have not been considered by the courts or the Internal Revenue Service. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time.

In connection with this prospectus supplement, Falk, Shaff & Ziebell, LLP, also has opined that the discussion contained in the prospectus under the heading “Federal Income Tax Considerations,” as supplemented by the discussion below, identifies and fairly summarizes the federal income tax consequences that are likely to be material to a holder of the Series C Preferred Stock, and to the extent such summaries involve matters of law, such statements of law are correct under the Internal Revenue Code. The opinions of tax counsel, and the discussions below and in the prospectus, are based upon existing law and interpretations thereof, all of which may be changed either prospectively or retroactively.

The accompanying prospectus describes, under the captions “Description of Securities—Dividends” and “Federal Income Tax Considerations—Taxation of NovaStar Financial,” our expected dividend policy and certain corporate-level taxes that may be imposed on us if we fail to distribute sufficient income within the time period required by the REIT rules. Under a recently adopted dividend policy, we generally expect that we may not distribute the portion of our taxable income remaining after the distribution of the final regular quarterly dividend each year within the time frame required to avoid being subject to the nondeductible four percent excise tax described in the accompanying prospectus under the caption “Federal Income Tax Considerations—Qualification as a REIT—Distributions.” Imposition of the excise tax on NovaStar Financial may reduce the amount of cash ultimately available for distribution to stockholders. We presently expect to avoid regular income tax on our net income by distributing taxable income by the time that we file our tax return for the year to which the income relates. In addition, the prospectus describes circumstances in which our taxable income that we are required to distribute could exceed our cash receipts. Such a shortfall in cash receipts could result, for example, from “original issue discount” income on our mortgage assets.

UNDERWRITING

We and the underwriters named below have entered into an underwriting agreement concerning the shares of preferred stock being offered. Subject to certain conditions, each underwriter has severally agreed to purchase the number of shares of preferred stock indicated next to its name in the following table. The underwriters are obligated to purchase all of the shares of preferred stock, other than those covered by the over-allotment option described below, if they purchase any of the shares of preferred stock, subject to approval of legal matters by counsel and to certain other conditions.

Underwriters	Number of Shares
Friedman, Billings, Ramsey & Co., Inc.
Stifel, Nicolaus & Company Incorporated
JMP Securities LLC
Flagstone Securities, Inc.

Total	2,000,000

If the underwriters sell more shares of preferred stock than the total number set forth in the table above, the underwriters have a 30-day option to buy up to an additional 300,000 shares of preferred stock from us, at the public offering price less the underwriting discounts and commissions, to cover these sales. If any shares of preferred stock are purchased under this option, the underwriters will severally purchase shares of preferred stock in approximately the same proportion as set forth in the table above.

The following table provides information regarding the amount of the discount to be paid to the underwriters. The amounts are shown assuming both no exercise and full exercise of the over-allotment option to purchase up to 300,000 additional shares of our preferred stock, if any.

		Total
	Per Share	No Exercise of Option	Full Exercise of Option
Public offering price	$25.00	$50,000,000	$57,500,000
Underwriting discount and commissions to be paid by us	$0.7875	$1,575,000	$1,811,250

Proceeds, before expenses, to us	$24.2125	$48,425,000	$55,688,750

We estimate that our total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $100,000.

Shares of preferred stock sold by the underwriters to the public will initially be offered at the public offering price set forth on the cover of this prospectus supplement. Any shares of preferred stock sold by the underwriters to securities dealers may be sold at the public offering price per share less a concession not in excess of $             per share, of which $             per share may be reallocated to other dealers. If all of the shares of preferred stock are not sold at the public offering price, the underwriters may change the offering price and the other selling terms.

In connection with this offering, the underwriters may purchase and sell shares of our preferred stock in the open market, pursuant to Regulation M under the Securities Act. These transactions may include stabilizing transactions, short sales and purchases to cover positions created by short sales. Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our preferred stock while this offering is in progress. Short sales involve the sale by the underwriters of a greater number of shares of preferred stock than they are required to purchase in this offering. Short sales may be either “covered short sales” or “naked short sales.” Covered short sales are sales made in any amount not greater than the underwriters’ over-allotment option to purchase additional shares in this offering. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares of preferred stock in the open market. In determining the source of shares of preferred stock to close out the covered short position, the underwriters will consider, among other things, the price of the shares of preferred stock available for purchase in the open market as compared to the price at which they may purchase shares of preferred stock through the over-allotment option. Naked short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of preferred stock in the open market. A naked short position is more likely to be created if the underwriters are concerned there may be downward pressure on the price of shares in the open market after pricing that could adversely affect investors who purchase shares in this offering.

The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the other underwriters a portion of the underwriting discount received by it because the other underwriters have repurchased shares of preferred stock sold by, or for the account of, that underwriter in stabilizing or short covering transactions.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of our preferred stock. As a result, the price of our preferred stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the New York Stock Exchange or otherwise.

No underwriter is obligated to conduct market-making activities in our preferred stock and any such activities may be discontinued at any time without notice, at the sole discretion of the underwriter.

We have agreed to indemnify the several underwriters against some liabilities, including liabilities under the Securities Act and to contribute to payments that the underwriters may be required to make in respect thereof.

The underwriters have from time to time in the past provided, and may from time to time in the future provide, investment banking and general financing services to us for which they have in the past received, and may in the future receive, customary fees.

LEGAL MATTERS

Certain legal matters relating to the preferred stock will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Legal matters relating to our tax status as a REIT will be passed on by Falk, Shaff & Ziebell, LLP, Irvine, California. Certain legal matters will be passed upon for the underwriters by Morrison & Foerster LLP, Los Angeles, California.

EXPERTS

The consolidated financial statements for the years ended December 31, 2002 and 2001 incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated income statement for the year ended December 31, 2000 incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, has been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus supplement, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus supplement, except for any information superseded by information in this prospectus supplement.

We have filed the documents listed below with the Commission under the Securities Exchange Act of 1934, the Exchange Act, and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended (including the portions of our Proxy Statement on Schedule 14A incorporated therein by reference);

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, June 30, and September 30, 2003;

•	Our Current Reports on Form 8-K filed or furnished October 30, 2003, November 13, 2003, and December 18, 2003; and

•	The description of our common stock and preferred stock included in our registration statements on Form 8-A, as amended, under the Exchange Act.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus supplement and prior to the termination of the offering of the securities to which this prospectus supplement relates will automatically be deemed to be incorporated by reference in this prospectus supplement and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus supplement or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus supplement or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus supplement by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus supplement incorporates by reference), as well as a paper copy of this prospectus supplement and the accompanying prospectus, without charge upon written or oral request to NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, telephone (816) 237-7000.

PROSPECTUS

$226,131,062

NovaStar Financial, Inc.

Common Stock, Preferred Stock, Warrants,

and Shareholder Rights to Purchase

Common Stock and Preferred Stock

By this prospectus, we may offer, from time to time, securities consisting of:

•	shares of our common stock

•	shares of our preferred stock

•	any warrants to purchase our common stock or preferred stock

•	rights to purchase our common stock or preferred stock issued to our shareholders

•	any combination of the foregoing

We will provide specific terms of these securities in supplements to this prospectus. You should read this prospectus and any supplement carefully before you decide to invest.

This prospectus may not be used to consummate sales of these securities unless it is accompanied by a prospectus supplement.

The New York Stock Exchange lists our common stock under the symbol “NFI.”

To ensure we qualify as a real estate investment trust, no person may own more than 9.8% of the outstanding shares of any class of our common stock or our preferred stock, unless our Board of Directors waives this limitation.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is accurate or complete. Any representations to the contrary is a criminal offense.

The date of this prospectus is December 4, 2003

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this process, we may offer and sell any combination of the securities covered by this prospectus in one or more offerings up to a total dollar amount of $226,131,062. This prospectus provides you with a general description of the securities we may offer. Each time we offer to sell securities, we will provide a supplement to this prospectus that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information you may need to make your investment decision.

PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This prospectus and the documents incorporated by reference herein contain forward-looking statements, as defined in the Private Securities Litigation Reform Act of 1995, that are based on our current expectations, estimates and projections. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are not guarantees of future performance, events or results and involve potential risks and uncertainties. Accordingly, our actual results may differ from our current expectations, estimates and projections. We undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Important factors that may impact our actual results include changes in interest rates, changes in the yield curve, changes in prepayment rates, the supply of mortgage loans and mortgage securities, our ability to obtain financing, the terms of any financing and other factors described in this prospectus.

ABOUT NOVASTAR FINANCIAL, INC.

We were incorporated in the State of Maryland on September 13, 1996. We have elected to be a REIT for federal income tax purposes. As a result of our REIT status, we are permitted to deduct dividend distributions to stockholders, thereby effectively eliminating the “double taxation” that generally results when a corporation earns income and distributes that income to stockholders in the form of dividends.

NFI Holding, Inc., our wholly-owned subsidiary, was incorporated in the State of Delaware on February 6, 1997. NFI Holding owns NovaStar Mortgage, Inc. and NovaStar Home Mortgage, Inc NovaStar Mortgage was incorporated in the State of Virginia on May 16, 1996, though substantial operations did not commence until January 1997. NovaStar Home Mortgage was incorporated in the State of Delaware on May 25, 1998, though substantial operations did not commence until December 1999. Other consolidated subsidiaries are described in our annual report on Form 10-K which is incorporated by reference.

NovaStar Mortgage primarily originates non-conforming single-family, residential mortgage loans. NovaStar Home Mortgage provides administrative services to a select group of brokers throughout the United States. NovaStar Financial manages a portfolio consisting of mortgage loans acquired primarily from NovaStar Mortgage and mortgage securities retained in securitization transactions. NovaStar Mortgage sells mortgage loans to NovaStar Financial as well as to unrelated third parties for cash or in securitization transactions in the open market. NovaStar Mortgage also services mortgage loans.

We are self-advised and self-managed. Our management oversees our day-to-day operations, subject to supervision by our Board of Directors. Our management team has considerable expertise in the origination, acquisition and management of mortgage loans and securities and asset/liability management. Our principal executive offices are at 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114. Our telephone number is (816) 237-7000.

USE OF PROCEEDS

Unless otherwise specified in the applicable prospectus supplement, we intend to use the net proceeds from the securities for acquisition of mortgage assets and general corporate purposes. Pending any such uses, we may invest the net proceeds from the sale of any securities or may use them to reduce short-term or adjustable-rate indebtedness. If we intend to use the net proceeds from a sale of securities to finance a significant acquisition of a business, a related prospectus supplement will describe the material terms of such acquisition.

DESCRIPTION OF SECURITIES

General

The following is a brief description of the material terms of our securities that may be offered under this prospectus. This description does not purport to be complete and is subject in all respects to applicable Maryland law and to the provisions of our Charter and Bylaws, including any applicable amendments or supplements thereto, copies of which are on file with the Commission as described under “Available Information” and are incorporated by reference herein.

We may offer under this prospectus one or more of the following types of securities: shares of common stock, par value $0.01 per share; shares of preferred stock, in one or more classes or series; common stock warrants; preferred stock warrants; shareholder rights; and any combination of the foregoing, either individually or as units consisting of one or more of the foregoing types of securities. The terms of any specific offering of securities, including the terms of any units offered, will be set forth in a prospectus supplement relating to such offering.

Dividends

We generally intend to distribute substantially all of our taxable income each year to our stockholders so as to comply with the REIT provisions of the Code. Taxable income does not ordinarily equal net income as calculated in accordance with generally accepted accounting principles. We generally intend to make dividend distributions quarterly. We intend to distribute any taxable income remaining after the distribution of the final regular quarterly dividend each year together with the first regular quarterly dividend payment of the following taxable year or in a special dividend distributed prior thereto. We generally intend to distribute all of our ordinary taxable income in order to avoid the imposition of a corporate level tax on the Company. The dividend policy is subject to revision at the discretion of the Board of Directors. All distributions will be made at the discretion of the Board of Directors. Dividends will depend on taxable income, our financial condition, maintenance of REIT status and other factors as the Board of Directors deems relevant.

Common Stock

Common stockholders are entitled to receive dividends when, as and if declared by our board of directors, out of legally available funds. In the event any future class or series of preferred stock is issued, dividends on any outstanding shares of preferred stock are required to be paid in full before payment of any dividends on the common stock. If we have a liquidation, dissolution or winding up, common stockholders are entitled to share ratably in all of our assets available for distribution after payment of all our debts and other liabilities and the payment of all liquidation and other preference amounts to preferred stockholders then outstanding. There are no preemptive or other subscription rights, conversion rights, or redemption or sinking fund provisions with respect to shares of common stock.

Each holder of common stock is entitled to one vote per share with respect to all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the common stock entitled to vote in any election of directors may elect all of the directors standing for election, subject to the voting rights, if any, of any class or series of preferred stock that may be outstanding from time to time. Our charter and bylaws contain no restrictions on our repurchase of shares of the common stock. All the outstanding shares of common stock are, and additional shares of common stock will be, validly issued, fully paid and nonassessable.

Preferred Stock

Our board of directors is authorized to designate with respect to each class or series of preferred stock the number of shares in each such class or series, the dividend rates and dates of payment, voluntary and involuntary liquidation preferences, redemption prices, if any, whether or not dividends shall be cumulative, and, if cumulative, the date or dates from which the same shall be cumulative, the sinking fund provisions if any, the terms and conditions on which shares can be converted into or exchanged for shares of another class or series, and the voting rights, if any. If we offer preferred stock pursuant to this prospectus in the future, the applicable prospectus supplement will describe such terms, rights and preferences of the series of preferred stock being offered.

Any preferred stock issued may rank prior to the common stock as to dividends and will rank prior to the common stock as to distributions in the event of our liquidation, dissolution or winding up. The ability of our board of directors to issue preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting powers of common stockholders. Any future shares of preferred stock will be, validly issued, fully paid and nonassessable.

Securities Warrants

We may issue securities warrants for the purchase of common stock or preferred stock, respectively referred to as common stock warrants and preferred stock warrants. Securities warrants may be issued independently or together with any other securities offered by this prospectus and any accompanying prospectus supplement and may be attached to or separate from such other securities. Each issuance of the securities warrants will be issued under a separate securities warrant agreement to be entered into by us and a bank or trust company, as securities warrant agent, all as set forth in the prospectus supplement relating to the particular issue of offered securities warrants. Each issue of securities warrants will be evidenced by securities warrant certificates. The securities warrant agent will act solely as an agent of ours in connection with the securities warrants certificates and will not assume any obligation or relationship of agency or trust for or with any holder of securities warrant certificates or beneficial owners of securities warrants.

If we offer securities warrants pursuant to this prospectus in the future, the applicable prospectus supplement will describe the terms of such securities warrants, including the following, where applicable:

•	the offering price;

•	the aggregate number of shares purchasable upon exercise of such securities warrants, and in the case of securities warrants for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such securities warrants;

•	the designation and terms of the securities with which such securities warrants are being offered, if any, and the number of such securities warrants being offered with each such security;

•	the date on and after which such securities warrants and any related securities will be transferable separately;

•	the number of shares of preferred stock or shares of common stock purchasable upon exercise of each of such securities warrant and the price at which such number of shares of preferred stock or common stock may be purchased upon such exercise;

•	the date on which the right to exercise such securities warrants shall commence and the expiration date on which such right shall expire;

•	federal income tax considerations; and

•	any other material terms of such securities warrants.

Holders of future securities warrants, if any, will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders of NovaStar Financial.

Stockholder Rights

We may issue, as a dividend at no cost, stockholder rights to holders of record of our securities or any class or series thereof on the applicable record date. If stockholders rights are so issued to existing holders of securities, each stockholder right will entitle the registered holder thereof to purchase the securities pursuant to the terms set forth in the applicable prospectus supplement.

If stockholder rights are issued, the applicable prospectus supplement will describe the terms of such stockholder rights including the following where applicable:

•	record date;

•	subscription price;

•	subscription agent;

•	aggregate number of shares of preferred stock or shares of common stock purchasable upon exercise of such stockholder rights and in the case of stockholder rights for preferred stock, the designation, aggregate number and terms of the class or series of preferred stock purchasable upon exercise of such stockholder rights;

•	the date on which the right to exercise such stockholder rights shall commence and the expiration date on which such right shall expire;

•	federal income tax considerations; and

•	and other material terms of such stockholder rights.

In addition to the terms of the stockholder rights and the securities issuable upon exercise thereof, the prospectus supplement may describe, for a holder of such stockholder rights who validly exercises all stockholder rights issued to such holder, how to subscribe for unsubscribed securities, issuable pursuant to unexercised stockholder rights issued to other holders, to the extent such stockholder rights have not been exercised.

Holders of stockholder rights will not be entitled by virtue of being such holders, to vote, to consent, to receive dividends, to receive notice with respect to any meeting of stockholders for the election of our directors or any other matter, or to exercise any rights whatsoever as stockholders, except to the extent described in the related prospectus supplement.

Restrictions on Ownership and Transfer and Repurchase of Shares

Two of the requirements for qualification as a REIT are (1) during the last half of each taxable year not more than 50% in value of the outstanding shares may be owned directly or indirectly by five or fewer individuals, which is the “50%/5 stockholder test”, and (2) there must be at least 100 stockholders on 335 days of each taxable year of 12 months.

In order that we may meet these requirements at all times, the charter prohibits any person from acquiring or holding, directly or indirectly, shares of capital stock in excess of 9.8% in value of the aggregate of the outstanding shares of capital stock or in excess of 9.8%, in value or in number of shares, whichever is more restrictive, of the aggregate of the outstanding shares of our common stock. For this purpose, the term “ownership” is defined in accordance with the REIT provisions of the Internal Revenue Code and the constructive ownership provisions of Section 544 of the Internal Revenue Code, as modified by Section 856(h)(1)(B) of the Internal Revenue Code.

For purposes of the 50%/5 stockholder test, the constructive ownership provisions applicable under Section 544 of the Internal Revenue Code attribute ownership of securities owned by a corporation, partnership, estate or trust proportionately to its stockholders, partners or beneficiaries. These Internal Revenue Code provisions also attribute ownership of securities owned by family members and partners to other members of the same family. Further, these Internal Revenue Code provisions treat securities with respect to which a person has an option to purchase as actually owned by that person. Finally, the Internal Revenue Code provisions set forth rules as to when securities constructively owned by a person are considered to be actually owned for the application of such attribution provisions i.e., “reattribution”. Thus, for purposes of determining whether a person holds shares of capital stock in violation of the ownership limitations set forth in our charter, many types of entities may own directly more than the 9.8% limit because such entities, shares are attributed to its individual stockholders. On the other hand, a person will be treated as owning not only shares of capital stock actually or beneficially owned, but also any shares of capital stock attributed to such person under the attribution rules. Under some circumstances, shares of capital stock owned by a person who individually owns less than 9.8% of the shares outstanding may nevertheless be in violation of the ownership limitations set forth in our charter. Ownership of shares of our capital stock through such attribution is generally referred to as constructive ownership. The 100 stockholder test is determined by actual, and not constructive, ownership. We have greater than 100 shareholders of record.

Under the constructive ownership provisions of Section 544 of the Internal Revenue Code, for purposes of the 50%/5 shareholder test, a holder of a warrant will be treated as owning the number of shares of capital stock into which such warrant may be converted.

Our charter further provides that if any transfer of shares of capital stock occurs which, if effective, would result in any person beneficially or constructively owning shares of capital stock in excess or in violation of the above transfer or ownership limitations, then that number of shares of capital stock the beneficial or constructive ownership of which otherwise would cause such person to violate such limitations, rounded to the nearest whole shares, shall be automatically transferred to the trustee of a trust for the exclusive benefit of one or more charitable beneficiaries, and the intended transferee shall not acquire any rights in such shares. Shares held by the trustee shall be issued and outstanding shares of capital stock. The intended transferee shall not benefit economically from ownership of any shares held in the trust, shall have no rights to dividends, and shall not possess any rights to vote or other rights attributable to the shares held in the trust. The trustee shall have all voting rights and rights to dividends or other distributions with respect to shares held in the trust, which rights shall be exercised for the exclusive benefit of the charitable beneficiary. Any dividend or other distribution paid to the intended transferee prior to our discovery that shares of common stock have been transferred to the trustee shall be paid with respect to such shares to the trustee by the intended transferee upon demand and any dividend or other distribution authorized but unpaid shall be paid when due to the trustee. Our Board of Directors, in their discretion, may waive these requirements on owning shares in excess of the ownership limitations.

Within 20 days of receiving notice from us that shares of capital stock have been transferred to the trust, the trustee shall sell the shares held in the trust to a person, designated by the trustee, whose ownership of the shares will not violate the ownership limitations set forth in the charter. Upon such sale, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee and to the charitable beneficiary as follows. The intended transferee shall receive the lesser of (1) the price paid by the intended transferee for the shares or, if the intended transferee did not give value for the shares in connection with the event causing the shares to be held in the trust, e.g., in the case of a gift, devise or other such transaction, the market price of the shares on the day of the event causing the shares to be held in the trust and (2) the price per share received by the trustee from the sale or other disposition of the shares held in the trust. Any net sales proceeds in excess of the amount payable to the intended transferee shall be immediately paid to the charitable beneficiary. In addition, shares of capital stock transferred to the trustee shall be deemed to have been offered for sale to NovaStar Financial, or our designee, at a price per share equal to the lesser of (1) the price per share in the transaction that resulted in such transfer to the trust, or, in the case of a devise or gift, the market price at the time of such devise or gift and (2) the market price on the date we, or our designee, accept such offer. We shall have the right to accept such offer until the trustee has sold shares held in the trust. Upon such a sale to NovaStar Financial, the interest of the charitable beneficiary in the shares sold shall terminate and the trustee shall distribute the net proceeds of the sale to the intended transferee.

The term “market price” on any date shall mean, with respect to any class or series of outstanding shares of our stock, the closing price for such shares on such date. The “closing price” on any date shall mean the last sale price for such shares, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, for such shares. In either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the NYSE or, if such shares are not listed or admitted to trading on the NYSE, as reported on the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which such shares are listed or admitted to trading or, if such shares are not listed or admitted to trading on any national securities exchange, the last quoted price, or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers, Inc. Automated Quotation System or, if such system is no longer in use, the principal other automated quotation system that may then be in use or, if such shares are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in such shares selected by the Board of Directors or, in the event that no trading price is available for such shares, the fair market value of the shares, as determined in good faith by the Board of Directors.

Every owner of more than 5% or such lower percentage as required by the Internal Revenue Code or applicable regulations of all classes or series of our stock, within 30 days after the end of each taxable year, is required to give us written notice stating the name and address of such owner, the number of shares of each class and series of our stock beneficially owned and a description of the manner in which such shares are held. Each such owner shall provide us with such additional information as we may request in order to determine the effect, if any, of such beneficial ownership on our status as a REIT and to ensure compliance with the ownership limitations.

Subject to some limitations, our Board of Directors may increase or decrease the ownership limitations. In addition, to the extent consistent with our maintaining our REIT qualification, our Board of Directors may waive the ownership limitations for and at the request of purchasers in this offering or subsequent purchasers.

The provisions described above may inhibit market activity and the resulting opportunity for the holders of our capital stock and warrants to receive a premium for their shares or warrants that might otherwise exist in the absence of such provisions. Such provisions also may make us an unsuitable investment vehicle for any person seeking to obtain ownership of more than 9.8% of the outstanding shares of capital stock.

Indemnification

Our charter obligates us to indemnify our directors and officers and to pay or reimburse expenses for such individuals in advance of the final disposition of a proceeding to the maximum extent permitted from time to time by Maryland law. Maryland law permits a corporation to indemnify its present and former directors and officers, among others, against judgments, penalties, fines, settlements and reasonable expenses actually incurred by them in connection with any proceeding to which they may be made a party by reason of their service in those or other capacities, unless it is established that

•	the act or omission of the director or officer was material to the matter giving rise to the proceeding and (1) was committed in bad faith, or (2) was a result of active and deliberate dishonesty;

•	the director or officer actually received an improper personal benefit in money, property or services; or

•	in the case of any criminal proceeding, the director or officer had reasonable cause to believe that the act or omission was unlawful.

Limitation of Liability

Maryland law permits the charter of a Maryland corporation to include a provision limiting the liability of its directors and officers to the corporation and its stockholder for money damages, except to the extent that (1) it is proved that the person actually received an improper benefit or profit in money, property or services, or (2) a judgment or other final adjudication adverse to the person is entered in a proceeding based on a finding that the person’s action, or failure to act, was the result of active and deliberate dishonesty and was material to the cause of action adjudicated in the proceeding. Our charter contains a provision providing for elimination of the liability of our directors and officers to NovaStar Financial or our stockholders for money damages to the maximum extent permitted by Maryland law as amended or interpreted.

Business Acquisitions Statutes

Under Maryland law, “business combinations”, including a merger, consolidation, share exchange, or, in circumstances, an asset transfer or issuance or reclassification of equity securities, between a Maryland corporation and any person who beneficially owns 10% or more of the voting power of the corporations shares or an affiliate of the corporation which, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then-outstanding voting stock of the corporation, an “interested stockholder”, or an affiliate thereof, are prohibited for five years after the most recent date on which the interested stockholder became an interested stockholder. Thereafter, any such business combination must be recommended by the board of directors of such corporation and approved by the affirmative vote of at least (a) 80% of the votes entitled to be cast by holders of outstanding voting shares of the corporation and (b) two-thirds of the votes entitled to be cast by holders of outstanding voting shares of the corporation other than shares held by the interested stockholder with whom the business combination is to be effected, unless, among other things, the corporation’s stockholders receive a minimum price, as defined by Maryland law, for their shares and the consideration is received in cash or in the same form as previously paid by the interested stockholder for its shares. These provisions of Maryland law do not apply, however, to business combinations that are approved or exempted by the board of directors of the corporation prior to the time that the interested stockholder becomes an interested stockholder. Our Board of Directors has adopted a resolution to the effect that the foregoing provisions of Maryland law shall not apply to any future business combination with any purchaser of units in the private placement, or an affiliate thereof, or to any other future business combination with NovaStar Financial. No assurance can be given that such provision will not be amended or eliminated at any point in the future with respect to business combinations not involving a purchaser of units.

Control Share Acquisitions

Maryland law provides that “control shares” of a Maryland corporation acquired in a “control share acquisition” have no voting rights except to the extent approved by a vote of two-thirds of the votes entitled to be cast on the matter, excluding shares of stock owned by the acquiror or by officers or directors who are employees of the corporation. “Control shares” are voting shares of stock which, if aggregated with all other shares of stock owned by such a person, would entitle the acquiror to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.

“Control shares” do not include shares of stock the acquiring person is then entitled to vote as a result of having owned stockholder approval. A “control share acquisition” means, subject to exceptions, the acquisition of, ownership of, or the power to direct the exercise of voting power with respect to, control shares.

A person who has made or proposes to make a “control share acquisition,” upon satisfaction of conditions including an undertaking to pay expenses, may compel the Board of Directors to call a special meeting of stockholders to be held within 50 days of demand to consider the voting rights of the shares. If no request for a meeting is made, the corporation may itself present the question at any stockholders’ meeting. If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as permitted by the statute, then, subject to conditions and limitations, the corporation may redeem any or all of the “control shares,” except those for which voting rights have previously been approved, for fair value determined, without regard to absence of voting rights, as of the date of the last control share acquisition or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for “control shares” are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the stock, as determined for purposes of such appraisal rights may not be less than the highest price per share paid in the control share acquisition, and certain limitations and restrictions otherwise applicable to the exercise of dissenters rights do not apply in the context of “control share acquisitions.”

The “control share acquisition” statute does not apply to stock acquired in a merger, consolidation or share exchange if the corporation is a party to the transaction, or to acquisitions approved or exempted by a provision of the articles of incorporation or bylaws of the corporation adopted prior to the acquisition of the shares. We have adopted a provision in our bylaws that exempts our shares of capital stock from application of the control share acquisition statute. No assurance can be given, however, that such bylaw provision may not be removed at any time by amendment of the bylaws.

Transfer Agent and Registrar

UMB Bank N.A. is the transfer agent and registrar with respect to our securities.

FEDERAL INCOME TAX CONSIDERATIONS

The following discussion summarizes the material federal income tax consequences that may be relevant to a prospective purchaser of securities. This discussion is based on current law. The following discussion is not exhaustive of all possible tax consequences. It does not give a detailed discussion of any state, local or foreign tax consequences, nor does it discuss all of the aspects of federal income taxation that may be relevant to a prospective investor in light of such investor’s particular circumstances or to special classes of investors, including insurance companies, tax-exempt entities, financial institutions, broker/dealers, foreign corporations and persons who are not citizens or residents of the United States, subject to particular treatment under federal income tax laws.

Each prospective purchaser of the securities is urged to consult with his or her own tax advisor regarding the specific consequences to him or her of the purchase, ownership and sale of the securities, including the federal, state, local, foreign and other tax consequences of such purchase, ownership and sale and the potential changes in applicable tax laws.

General

The Internal Revenue Code of 1986, as amended (the “Code”), provides special tax treatment for organizations that qualify and elect to be taxed as REITs. The discussion below summarizes the material provisions applicable to NovaStar Financial as a REIT for federal income tax purposes and to its stockholders in connection with their ownership of shares of stock of NovaStar Financial. However, it is impractical to set forth in this prospectus all aspects of federal, state, local and foreign tax law that may have tax consequences with respect to an investor’s purchase of the common stock. The discussion of various aspects of federal taxation contained herein is based on the Code, administrative regulations, judicial decisions, administrative rulings and practice, all of which are subject to change. In brief, if detailed conditions imposed by the Code are met, entities that invest primarily in real estate assets, including mortgage loans, and that otherwise would be taxed as corporations are, with limited exceptions, not taxed at the corporate level on their taxable income that is currently distributed to their stockholders. This treatment eliminates most of the “double taxation”, at the corporate level and then again at the stockholder level when the income is distributed, that typically results from the use of corporate investment vehicles. A qualifying REIT, however, may be subject to certain excise and other taxes, as well as normal corporate tax, on taxable income that is not currently distributed to its stockholders.

NovaStar Financial elected to be taxed as a REIT under the Code commencing with its taxable year ended December 31, 1996.

Opinion of tax counsel

Falk, Shaff & Ziebell, LLP, tax and ERISA counsel to NovaStar Financial, has advised NovaStar Financial in connection with the formation of NovaStar Financial, the private placement, our initial public offering, this offering and NovaStar Financial’s election to be taxed as a REIT. Based on existing law and factual representations made to tax counsel by NovaStar Financial, tax counsel is of the opinion that NovaStar Financial, exclusive of any taxable affiliates, operated in a manner consistent with its qualifying as a REIT under the Code since the beginning of its taxable year ended December 31, 1996 through September 30, 2003, the date of the unaudited balance sheet and income statement made available to tax counsel, and the organization and contemplated method of operation of NovaStar Financial are such as to enable it to continue to so qualify throughout the balance of 2003 and in subsequent years. The opinion of tax counsel applies only to NovaStar Financial and its qualified REIT subsidiaries and not to NovaStar Mortgage and its subsidiaries, which operate as taxable entities. However, whether NovaStar Financial will in fact so qualify will depend on actual operating results and compliance with the various tests for qualification as a REIT relating to its income, assets, distributions, ownership and administrative matters, the results of which may not be reviewed by tax counsel. Moreover, some aspects of our operations have not been considered by the courts or the Internal Revenue Service. There can be no assurance that the courts or the Internal Revenue Service will agree with this opinion. In addition, qualification as a REIT depends on future transactions and events that cannot be known at this time. In the opinion of tax counsel, this section of the prospectus identifies and fairly summarizes the federal income tax consequences that are likely to be material to a holder of the common stock and to the extent such summaries involve matters of law, such statements of law are correct under the Code. Tax counsel’s opinions are based on various assumptions and on the factual representations of NovaStar Financial concerning its business and assets.

This summary deals only with stock that is held as a capital asset, which generally means property that is held for investment. In addition, except to the extent discussed below, this summary does not address tax considerations applicable to you if you are subject to special tax rules, such as:

•	a dealer or trader in securities;

•	a financial institution;

•	an insurance company;

•	a shareholder that holds our stock as a hedge, part of a straddle, conversion transaction or other arrangement involving more than one position;

•	a shareholder whose functional currency is not the United States dollar; or

•	a tax-exempt organization or foreign taxpayer.

The opinions of tax counsel are also based upon existing law including the Code, existing Treasury Regulations, Revenue Rulings, Revenue Procedures, proposed regulations and case law, all of which is subject to change either prospectively or retroactively. Moreover, relevant laws or other legal authorities may change in a manner that could adversely affect NovaStar Financial or its stockholders. We urge you to consult your own tax advisors regarding the tax consequences of an investment in our stock, including the application to your particular situation of the tax considerations discussed below, as well as the application of state, local or foreign tax laws. The statements of federal income tax law set out below are based on the laws in force and their interpretation as of the date of this prospectus, and are subject to changes occurring after that date.

In the event NovaStar Financial does not qualify as a REIT in any year, it will be subject to federal income tax as a domestic corporation and its stockholders will be taxed in the same manner as stockholders of ordinary corporations. To the extent NovaStar Financial would, as a consequence, be subject to potentially significant tax liabilities, the amount of earnings and cash available for distribution to its stockholders would be reduced.

Qualification as a REIT

To qualify for tax treatment as a REIT under the Code, NovaStar Financial must meet certain tests which are described immediately below.

Ownership of Stock.    For all taxable years after the first taxable year for which a REIT election is made, NovaStar Financial shares of stock must be transferable and must be held by a minimum of 100 persons for at least 335 days of a 12 month year or a proportionate part of a short tax year. Since the closing of its private placement, NovaStar Financial has had more than 100 shareholders of record. NovaStar Financial must, and does, use the calendar year as its taxable year. In addition, at all times during the second half of each taxable year, no more than 50% in value of the shares of any class of the stock of NovaStar Financial may be owned directly or indirectly by five or fewer individuals. In determining whether NovaStar Financial shares are held by five or fewer individuals, attribution of stock ownership rules apply. NovaStar Financial’s charter imposes certain repurchase provisions and transfer restrictions to avoid more than 50% by value of any class of stock being held by five or fewer individuals, directly or constructively, at any time during the last half of any taxable year. Such repurchase and transfer restrictions will not cause the stock not to be treated as “transferable” for purposes of qualification as a REIT. NovaStar Financial has satisfied and intends to continue satisfying both the 100 stockholder and 50%/5 stockholder individual ownership limitations described above for as long as it seeks qualification as a REIT.

Nature of Assets.    On the last day of each calendar quarter at least 75% of the value of assets owned by NovaStar Financial must consist of qualified REIT assets, government securities, cash and cash items, the “75% of assets test”. NovaStar Financial expects that substantially all of its assets, other than qualified hedges and the stock of NFI Holding, will be “qualified REIT assets.” Qualified REIT assets include interests in real property, interests in mortgage loans secured by real property and interests in REMICs. NovaStar Financial has complied with the 75% of assets test for each quarter since inception of its REIT election. Qualified hedges generally are financial instruments that a REIT enters into or acquires to protect against interest rate risks on debt incurred to acquire qualified REIT assets.

On the last day of each calendar quarter, of the investments in securities not included in the 75% of assets test, the value of any one issuer’s securities may not exceed 5% by value of total assets and NovaStar Financial may not own more than 10% of any one issuer’s outstanding voting securities. Pursuant to its compliance guidelines, NovaStar Financial intends to monitor closely, on not less than a quarterly basis, the purchase and holding of assets in order to comply with the above assets tests. In particular, as of the end of each calendar quarter NovaStar Financial intends to limit and diversify its ownership of securities of any taxable affiliate, hedging contracts and other mortgage securities that do not constitute qualified REIT assets to not more than 25%, in the aggregate, by value of its portfolio, to not more than 5% by value as to any single issuer, and to not more than 10% of the voting stock and 10% of the value of the outstanding stock of any single issuer, collectively the “25% of assets limits”. In addition, as of the last day of any calendar quarter, not more than 20% of the value of the assets of NovaStar Financial may be represented by the securities of one or more taxable REIT subsidiaries, such as NovaStar Holding. If such limits are ever exceeded, NovaStar Financial intends to take appropriate remedial action to dispose of such excess assets within the 30 day period after the end of the calendar quarter, as permitted under the Code. As of September 30, 2003, NovaStar Financial complied with the tests described in this paragraph.

REITs may directly own the stock of taxable subsidiaries. As noted above, the value of the securities of all taxable subsidiaries of a REIT will be limited to no more than 20% of the total value of the REIT’s assets. In addition, a REIT will be subject to a 100% penalty tax equal to any rents or charges that the REIT imposed on the taxable subsidiary in excess of the arm’s length price for comparable services.

When purchasing mortgage-related securities, NovaStar Financial may rely on opinions of counsel for the issuer or sponsor of such securities given in connection with the offering of such securities, or statements made in related offering documents, for purposes of determining whether and to what extent those securities and the income therefrom constitute qualified REIT assets and income for purposes of the 75% of assets test and the source of income tests. If NovaStar Financial invests in a partnership, NovaStar Financial will be treated as receiving its share of the income and loss of the partnership and owning a proportionate share of the assets of the partnership and any income from the partnership will retain the character that it had in the hands of the partnership.

Sources of Income.    NovaStar Financial must meet two separate income-based tests each year in order to qualify as a REIT.

1.    The 75% Test.    At least 75% of gross income, the “75% of income test” for the taxable year must be derived from the following sources among others:

•	interest on, other than interest based in whole or in part on the income or profits of any person, and commitment fees to enter into, obligations secured by mortgages on real property;

•	gains from the sale or other disposition of interests in real property and real estate mortgages, other than gain from property held primarily for sale to customers in the ordinary course of business; and

•	income from the operation, and gain from the sale, of property acquired at or in lieu of a foreclosure of the mortgage secured by such property or as a result of a default under a lease of such property.

The investments that NovaStar Financial intends to make will give rise primarily to mortgage interest qualifying under the 75% of income test. As of September 30, 2003, NovaStar Financial complied with the 75% income test on an annualized basis for the 2003 taxable year.

2.    The 95% Test.    In addition to deriving 75% of its gross income from the sources listed above, at least an additional 20% of gross income for the taxable year must be derived from those sources, or from dividends, interest or gains from the sale or disposition of stock or other securities that are not dealer property, the “95% of income test”. Income attributable to assets other than qualified REIT assets, such as income from or gain on the disposition of qualified hedges, dividends on stock including any dividends from a taxable affiliate, interest on any other obligations not secured by real property, and gains from the sale or disposition of stock or other securities that are not qualified REIT assets will constitute qualified income for purposes of the 95% of income test only, and will not be qualified income for purposes of the 75% of income test. Income from mortgage servicing, loan guarantee fees or other contracts under which NovaStar Financial would earn fees for performing services and hedging other than from qualified REIT assets will not qualify for either the 95% or 75% of income tests. NovaStar Financial intends to severely limit its acquisition of any assets or investments the income from which does not qualify for purposes of the 95% of income test. Moreover, in order to help ensure compliance with the 95% of income test and the 75% of income test, NovaStar Financial intends to limit substantially all of the assets that it acquires, other than the stock of any taxable affiliate and qualified hedges, to qualified REIT assets. The policy of NovaStar Financial to maintain REIT status may limit the type of assets, including hedging contracts, that NovaStar Financial otherwise might acquire. As of September 30, 2003, NovaStar Financial complied with the 95% income test on an annualized basis for the 2003 taxable year.

For purposes of determining whether NovaStar Financial complies with the 75% of income test and the 95% of income test detailed above, gross income does not include gross income from “prohibited transactions.” A “prohibited transaction” is one involving a sale of property in which the seller is a dealer. A prohibited transaction does not include a sale of dealer property by a REIT for which the foreclosure property election is made. Net income from “prohibited transactions” is subject to a 100% tax.

NovaStar Financial intends to maintain its REIT status by carefully monitoring its income, including income from dividends from NFI Holding and interest from loans not secured by interests in real estate, among other items in order to comply with the 75% of income test and the 95% of income test. In order to help insure its compliance with the REIT requirements of the Code, NovaStar Financial has adopted guidelines the effect of which will be to limit its ability to earn certain types of income, including income from hedging, other than hedging income from qualified REIT assets and from qualified hedges.

Failure to satisfy one or both of the 75% or 95% of income tests for any year may result in either (a) a 100% tax on the greater of the amounts of income by which it failed to comply with the 75% test of income or the 95% of income test, reduced by estimated related expenses, assuming such failure was for reasonable cause and not willful neglect, or (b) loss of REIT status. There can be no assurance that NovaStar Financial will always be able to maintain compliance with the gross income tests for REIT qualification despite continuous monthly monitoring procedures. Moreover, there is no assurance that the relief provisions for a failure to satisfy either the 95% or the 75% of income tests will be available in any particular circumstance.

Distributions.    NovaStar Financial must distribute to its stockholders on a pro rata basis each year an amount equal to

•	90% of its taxable income before deduction of dividends paid and excluding net capital gain, plus

•	90% of the excess of the net income from foreclosure property over the tax imposed on such income by the Code, less

•	any “excess noncash income.”

NovaStar Financial intends to make distributions to its stockholders in amounts sufficient to meet this 90% distribution requirement. Such distributions must be made in the taxable year to which they relate or, if declared before the timely filing of the tax return for such year and paid not later than the first regular dividend payment after such declaration, in the following taxable year. If our taxable income were to materially exceed our cash receipts, we could be compelled to dispose of mortgage assets, borrow or use available capital to satisfy the distribution requirement.

A nondeductible excise tax, equal to 4% of the excess of such required distributions over the amounts actually distributed will be imposed for each calendar year to the extent that dividends paid during the year, or declared during the last quarter of the year and paid during January of the succeeding year, are less than the sum of

•	85% of NovaStar Financial’s “ordinary income,”

•	95% of NovaStar Financial’s capital gain net income, and

•	income not distributed in earlier years.

If NovaStar Financial fails to meet the 90% distribution test as a result of an adjustment to tax returns by the Internal Revenue Service, NovaStar Financial by following certain requirements set forth in the Code may pay a deficiency dividend within a specified period which will be permitted as a deduction in the taxable year to which the adjustment is made. NovaStar Financial would be liable for interest based on the amount of the deficiency dividend. A deficiency dividend is not permitted if the deficiency is due to fraud with intent to evade tax or to a willful failure to file a timely tax return. NovaStar Financial generally distributes dividends equal to 100% of its taxable income to eliminate corporate level tax.

Taxation of NovaStar Financial

In any year in which NovaStar Financial qualifies as a REIT, it generally will not be subject to federal income tax on that portion of its taxable income or net capital gain which is distributed to its stockholders. NovaStar Financial will, however, be subject to tax at normal corporate rates upon any net income or net capital gain not distributed. NovaStar Financial intends to distribute substantially all of its taxable income to its stockholders on a pro rata basis in each year.

In addition, NovaStar Financial will also be subject to a tax of 100% of net income from any prohibited transaction and will be subject to a 100% tax on the greater of the amount by which it fails either the 75% or 95% of income tests, reduced by approximated expenses, if the failure to satisfy such tests is due to reasonable cause and not willful neglect and if certain other requirements are met. NovaStar Financial may be subject to the alternative minimum tax on certain items of tax preference.

If NovaStar Financial acquires any real property as a result of foreclosure, or by a deed in lieu of foreclosure, it may elect to treat such real property as foreclosure property. Net income from the sale of foreclosure property is taxable at the maximum federal corporate rate, currently 35%. Income from foreclosure property will not be subject to the 100% tax on prohibited transactions. NovaStar Financial will determine whether to treat such real property as foreclosure property on the tax return for the fiscal year in which such property is acquired. NovaStar Financial expects to so elect.

We may elect to retain, rather than distribute as a capital gain dividend, our net long-term capital gains. In such event, we would pay tax on such retained net long-term capital gains. In addition, to the extent designated by us, a stockholder generally would (1) include his proportionate share of such undistributed long-term capital gains in computing his long-term capital gains for his taxable year in which the last day of our taxable year falls (subject to certain limitations as to the amount so includable), (2) be deemed to have paid the capital gains tax imposed on us on the designated amounts included in such stockholder’s long-term capital gains, (3) receive a credit or refund for such amount of tax deemed paid by the stockholder, (4) increase the adjusted basis of his stock by the difference between the amount of such includable gains and the tax deemed to have been paid by him, and (5) in the case of a stockholder that is a corporation, appropriately adjust its earnings and profits for the retained capital gains in accordance with U.S. Treasury regulations (which have not yet been issued).

NovaStar Financial securitizes mortgage loans and sells such mortgage loans through one or more taxable subsidiaries. However, if NovaStar Financial itself were to sell such mortgage assets on a regular basis, there is a substantial risk that it would be deemed “dealer property” and that all of the profits from such sales would be subject to tax at the rate of 100% as income from prohibited transactions. Such taxable affiliate will not be subject to this 100% tax on income from prohibited transactions, which is only applicable to REITs.

In addition, NovaStar Financial will be subject to a 100% penalty tax equal to any rent or other charges that it imposed on any taxable REIT subsidiary in excess of an arm’s-length price for comparable services.

NovaStar Financial will derive income from its taxable REIT subsidiaries by way of dividends. Such dividends are non-real estate source income for purposes of the 75% income test. Therefore, when aggregated with NovaStar Financial’s other non-real estate source income, such dividends must be limited to 25% of NovaStar Financial’s gross income each year. NovaStar Financial will monitor the value of its investment in its taxable REIT subsidiaries and the amount of dividends received from such subsidiaries to ensure compliance with all applicable income and asset tests.

NovaStar Financial’s taxable REIT subsidiaries are generally subject to corporate level tax on their net income and will generally be able to distribute only net after-tax earnings to its stockholders, including NovaStar Financial, as dividend distributions.

NovaStar Financial will also be subject to the nondeductible four percent excise tax discussed above if it fails to make timely dividend distributions for each calendar year. NovaStar Financial generally will declare its fourth regular annual dividend during the final quarter of the year and make such dividend distribution no later than thirty-one (31) days after the end of the year in order to avoid imposition of the excise tax. Such a distribution would be taxed to the stockholders in the year that the distribution was declared, not in the year paid. Imposition of the excise tax on NovaStar Financial would reduce the amount of cash available for distribution to stockholders.

If we acquire a built-in gain asset from a C corporation in a transaction in which the basis of the asset is determined by reference to the basis of the asset in the hands of the C corporation and we recognize built-in gain upon a disposition of such asset occurring within 10 years of its acquisition, then we will be subject to federal tax to the extent of any built-in gain at the highest corporate income tax rate.

We may also be subject to the corporate alternative minimum tax, as well as other taxes in situations not presently contemplated.

Any taxable REIT subsidiary of ours will be subject to taxation on net income and will make distributions to us as its shareholder only on after-tax income.

As a publicly held corporation, NovaStar Financial will not be allowed a deduction for applicable employee remuneration with respect to any covered employee in excess of $1 million per year. The million dollar limit on deductibility is subject to certain exceptions, including the exception for “performance based compensation” meeting each of the following criteria:

•	the terms of the agreement must have been approved in advance of payment by the corporation’s stockholders;

•	the agreement must have been approved by a compensation committee consisting solely of two or more non-employee directors of the corporation; and

•	the performance based compensation payable to the employee must be based on objective performance criteria and the meeting of these criteria must have been certified by the compensation committee consisting of two or more outside directors.

Based on certain representations of NovaStar Financial, tax counsel is of the opinion that it is more likely than not that the deduction for compensation to the officers under the agreements would not be disallowed under the million dollar limit.

Termination or Revocation of REIT Status

The election to be treated as a REIT will be terminated automatically if NovaStar Financial fails to meet the requirements described above. In that event, NovaStar Financial will not be eligible again to elect REIT status until the fifth taxable year which begins after the year for which the election was terminated unless all of the following relief provisions apply:

•	NovaStar Financial did not willfully fail to file a timely return with respect to the termination taxable year;

•	inclusion of incorrect information in such return was not due to fraud with intent to evade tax; and

•	NovaStar Financial establishes that failure to meet requirements was due to reasonable cause and not willful neglect.

NovaStar Financial may also voluntarily revoke its election, although it has no intention of doing so, in which event NovaStar Financial will be prohibited, without exception, from electing REIT status for the year to which the revocation relates and the following four taxable years.

If NovaStar Financial failed to qualify for taxation as a REIT in any taxable year, and the relief provisions did not apply, NovaStar Financial would be subject to tax, including any applicable alternative minimum tax, on its taxable income at regular corporate rates. Distributions to stockholders with respect to any year in which NovaStar Financial fails to qualify as a REIT would not be deductible by NovaStar Financial nor would they be required to be made. Failure to qualify as a REIT would result in a reduction of its distributions to stockholders in order to pay the resulting taxes. If, after forfeiting REIT status, NovaStar Financial later qualifies and elects to be taxed as a REIT again, NovaStar Financial could face significant adverse tax consequences.

Taxation of the Company’s Stockholders

General.    For any taxable year in which NovaStar Financial is treated as a REIT for federal income purposes, amounts distributed by NovaStar Financial to its stockholders out of current or accumulated earnings and profits will be includible by the stockholders as ordinary income for federal income tax purposes unless properly designated by NovaStar Financial as capital gain dividends. In the latter case, the distributions will be taxable to the stockholders as long-term capital gains.

The Tax Act of 2003 reduced from 38.6% to 15% the maximum rate of income taxation for individuals on dividends paid by most types of tax-paying U.S. corporations. Dividends paid by REITs are not eligible for such treatment except in limited circumstances (such as to the extent of dividend income received from our taxable subsidiaries) which we do not expect will apply to a material extent in our case. The legislation also, in the case of noncorporate taxpayers, generally reduces the maximum long-term capital gains tax rate from 20% to 15% (for sales or exchanges on or after May 6, 2003, through taxable years beginning before January 1, 2009) and reduces the maximum tax rate on ordinary income from 38.6% to 35%. Accordingly, the 15% tax rate for long-term capital gains will generally apply to long-term capital gains, if any, recognized by such a holder on the disposition of our stock and on our distributions designated as long-term capital gain dividends attributable to sales or exchanges on or after May 6, 2003. In addition, the 2003 legislation reduced the backup withholding rate to 28%.

Distributions will not be eligible for the dividends received deduction available for non-REIT corporations. Stockholders may not deduct any net operating losses or capital losses of NovaStar Financial.

Any loss on the sale or exchange of shares of the stock held by a stockholder for six months or less will be treated as a long-term capital loss to the extent of any capital gain dividend received on the stock held by such stockholders.

Any gain or loss on the taxable sale or other disposition of our stock will be a capital gain or loss, and will be long-term capital gain if our stock has been held for more than one year at the time of the disposition. Noncorporate stockholders are generally taxable at a maximum rate of 15% on long-term capital gain. Proceeds received upon a sale or other disposition of our stock may be subject to the information reporting and backup withholding rules described in the accompanying prospectus unless an exemption applies and, if necessary, is properly established.

If NovaStar Financial makes distributions to its stockholders in excess of its current and accumulated earnings and profits, those distributions will be considered first a tax-free return of capital, reducing the tax basis of a stockholder’s shares until the tax basis is zero. Any such distributions in excess of the tax basis will be taxable as gain realized from the sale of shares.

NovaStar Financial, exclusive of its taxable affiliates, does not expect to acquire or retain residual interests issued by REMICs. Such residual interests, if acquired by a REIT, would generate excess inclusion income to shareholders of the REIT. Excess inclusion income cannot be offset by net operating losses of a stockholder. If the stockholder is a tax-exempt entity, the excess inclusion income is fully taxable as unrelated trade or business income as defined in Section 512 of the Code. If allocated to a foreign stockholder, the excess inclusion income is subject to Federal income tax withholding without reduction pursuant to any otherwise applicable tax treaty. Excess inclusion income realized by a taxable affiliate is not passed through to stockholders. Potential investors, and in particular tax exempt entities, are urged to consult with their tax advisors concerning this issue.

NovaStar Financial will notify stockholders after the close of the taxable year as to the portions of the distributions which constitute ordinary income, return of capital and capital gain. Dividends and distributions declared in the last quarter of any year payable to stockholders of record on a specified date in such month will be deemed to have been received by the stockholders and paid on December 31 of the record year, provided that such dividends are paid before February 1 of the following year.

Redemption and Conversion of Preferred Stock

Cash Redemption of Preferred Stock.    A cash redemption of shares of the preferred stock will be treated under section 302 of the Code as a distribution taxable as a dividend, to the extent of NovaStar’s current and accumulated earnings and profits, at ordinary income rates unless the redemption satisfies one of the tests set forth in the Code for treatment as a sale or exchange of the redeemed shares. The cash redemption will be treated as a sale or exchange if it (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s stock interest in NovaStar, or (3) is “not essentially equivalent to a dividend” with respect to the holder. In determining whether any of these tests have been met, shares of capital stock, including common stock and other equity interests in NovaStar, considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Code, as well as shares of capital stock actually owned by the holder, must generally be taken into account. In general, a non-prorata redemption of preferred stock from a shareholder who owns only preferred stock is treated as a sale or exchange and not a dividend. Nevertheless, because the determination as to whether any of the alternative tests for capital gain treatment as a redemption will be satisfied with respect to any particular holder of the preferred stock depends upon the facts and circumstances at the time that the determination must be made, prospective holders of the preferred stock are advised to consult their own tax advisors to determine such tax treatment.

If a cash redemption of shares of the preferred stock is not treated as a distribution taxable as a dividend to a particular holder, it will be treated, as to that holder, as a taxable sale or exchange. As a result, such holder will recognize gain or loss for federal income tax purposes in an amount equal to the difference between (1) the amount of cash and the fair market value of any property received, less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be able as a dividend to the extent of NovaStar’s current and accumulated earnings and profits, and (2) the holder’s adjusted basis in the shares of the preferred stock for tax purposes. Such gain or loss will be capital gain or loss if the shares of the preferred stock have been held as a capital asset, and will be long-term gain or loss if such shares have been held for more than one year.

If a redemption of shares of the preferred stock is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder’s adjusted basis in the redeemed shares of the preferred stock for tax purposes will be transferred to the holder’s remaining shares of capital stock in NovaStar, if any. A redemption of shares of the preferred stock for shares of common stock will be treated as a conversion of the preferred stock into common stock.

Conversion of Preferred Stock into Common Stock.    In general, no gain or loss will be recognized for federal income tax purposes upon conversion of the preferred stock solely into shares of common stock. The basis that a holder will have for tax purposes in the shares of common stock received upon conversion will be equal to the adjusted basis for the holder in the shares of preferred stock so converted, and provided that the shares of preferred stock were held as a capital asset, the holding period for the shares of common stock received would include the holding period for the shares of preferred stock converted. A holder will, however, generally recognize gain or loss on the receipt of cash in lieu of fractional shares of common stock in an amount equal to the difference between the amount of cash received and the holder’s adjusted basis for tax purposes in the preferred stock for which cash was received. Furthermore, under certain circumstances, a holder of shares of preferred stock may recognize gain or dividend income to the extent that there are dividends in arrears on the shares at the time of conversion into common stock.

Adjustments to Conversion Price.    Adjustments in the conversion price, or the failure to make such adjustments, pursuant to the anti-dilution provisions of the preferred stock or otherwise may result in constructive distributions to the holders of preferred stock that could, under certain circumstances, be taxable to them as dividends pursuant to section 305 of the Code. If such a constructive distribution were to occur, a holder of preferred stock could be required to recognize ordinary income for tax purposes without receiving a corresponding distribution of cash.

Warrants

Upon the exercise of a warrant, a holder will not recognize gain or loss and will have a tax basis in the common stock received equal to the tax basis in such holder’s warrant plus the exercise price of the warrant. The holding period for the common stock purchased pursuant to the exercise of a warrant will begin on the day following the date of exercise of the warrant and will not include the period that the holder held the warrant.

Upon a sale or other disposition of a warrant, a holder will recognize capital gain or loss in an amount equal to the difference between the amount realized and the holder’s tax basis in the warrant. Such a gain or loss will be long-term if the holding period is more than one year. In the event that a warrant lapses unexercised, a holder will recognize a capital loss in an amount equal to his tax basis in the warrant. Such loss will be long-term if the warrant has been held for more than one year.

Taxation of Tax-Exempt Entities

In general, a tax-exempt entity that is a stockholder of NovaStar Financial is not subject to tax on distributions. The Internal Revenue Service has ruled that amounts distributed by a REIT to an exempt employees’ pension trust do not constitute unrelated trade or business income and thus should be nontaxable to such a tax-exempt entity. Tax counsel is of the opinion that indebtedness incurred by NovaStar Financial in connection with the acquisition of real estate assets such as mortgage loans will not cause dividends paid to a stockholder that is a tax-exempt entity to be unrelated trade or business income, provided that the tax-exempt entity has not financed the acquisition of its stock with “acquisition indebtedness” within the meaning of the Code. Under some conditions, if a tax-exempt employee pension or profit sharing trust were to acquire more than 10% of the stock of NovaStar Financial, a portion of the dividends on such stock could be treated as unrelated trade or business income.

For social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans exempt from federal income taxation under Code Sections 501(c)(7), (c)(9), (c)(17) and (c)(20), respectively, income from an investment in NovaStar Financial will constitute unrelated trade or business income unless the organization is able to properly deduct amounts set aside or placed in reserve for certain purposes so as to offset the unrelated trade or business income generated by its investment. Such entities should review Code Section 512(a)(3) and should consult their own tax advisors concerning these “set aside” and reserve requirements.

Foreign Investors

The preceding discussion does not address the federal income tax consequences to foreign investors, non-resident aliens and foreign corporations as defined in the Code, of an investment in NovaStar Financial. In general, foreign investors will be subject to special withholding tax requirements on income and capital gains distributions attributable to their ownership of NovaStar Financial stock. Foreign investors should consult their own tax advisors concerning the federal income tax consequences to them of a purchase of shares of NovaStar Financial stock including the federal income tax treatment of dispositions of interests in, and the receipt of distributions from, REITs by foreign investors. In addition, federal income taxes must be withheld on certain distributions by a REIT to foreign investors at a flat rate of 30% unless reduced or eliminated by an income tax treaty between the United States and the foreign investor’s country or unless the Shares are held in connection with the foreign investor’s U.S. business. A foreign investor eligible for reduction or elimination of withholding must file an appropriate form with NovaStar Financial (or the appropriate withholding agent) in order to claim such treatment.

Recordkeeping Requirement

A REIT is required to maintain records regarding the actual and constructive ownership of its shares, and other information, and within 30 days after the end of its taxable year, to demand statements from persons owning above a specified level of the REIT’s shares, e.g., if NovaStar Financial has over 200 but fewer than 2,000 stockholders of record, from persons holding 1% or more of outstanding shares of stock and if NovaStar Financial has 200 or fewer stockholders of record, from persons holding  1/2% or more of the stock, regarding their ownership of shares. NovaStar Financial must maintain, as part of its records, a list of those persons failing or refusing to comply with this demand. Stockholders who fail or refuse to comply with the demand must submit a statement with their tax returns setting forth the actual stock ownership and other information. NovaStar Financial maintains the records and demand statements as required by these regulations.

Backup Withholding

The Code imposes a modified form of “backup withholding” for payments of interest and dividends. This withholding applies only if a stockholder, among other things,

•	fails to furnish NovaStar Financial with a properly certified taxpayer identification number;

•	fails properly to report interest or dividends from any source; or

•	under certain circumstances fails to provide NovaStar Financial or the stockholder’s securities broker with a certified statement, under penalty of perjury, that he or she is not subject to backup withholding.

The backup withholding rate is 28%, for 2003, of “reportable payments,” which include dividends. Stockholders should consult their tax advisors as to the procedure for insuring that distributions to them will not be subject to backup withholding.

NovaStar Financial will report to its stockholders and the Internal Revenue Service the amount of dividends paid during each calendar year and the amount of tax withheld, if any.

State and Local Taxes

State and local tax laws may not correspond to the federal income tax principles discussed in this section. Accordingly, prospective stockholders should consult their tax advisers concerning the state and local tax consequences of an investment in NovaStar Financial’s stock.

ERISA Investors

A fiduciary of a pension, profit-sharing plan, stock bonus plan or individual retirement account, including a plan for self-employed individuals and their employees or any other employee benefit plan subject to the prohibited transaction provisions of the Code or the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, commonly called “ERISA,” should consider

•	whether the ownership of NovaStar Financial’s stock is in accordance with the documents and instruments governing the plan;

•	whether the ownership of NovaStar Financial’s stock is consistent with the fiduciary’s responsibilities and satisfies the requirements of Part 4 of Subtitle A of Title I of ERISA, if applicable, and, in particular, the diversification, prudence and liquidity requirements of Section 404 of ERISA;

•	the prohibitions under ERISA on improper delegation of control over, or responsibility for, “plan assets” and ERISA’s imposition of co-fiduciary liability on a fiduciary who participates in, or permits, by action or inaction, the occurrence of, or fails to remedy, a known breach of duty by another fiduciary with respect to plan assets; and

•	the need to value the assets of the plan annually.

As to the “plan assets” issue noted in the third bullet point above in connection with preferred stock, the responsibility for “plan assets,” in the case of a plan’s investment in an equity interest of an entity, such as the preferred stock, which is a class of securities that are not publicly-offered securities, the plan’s assets include both the equity interest and an undivided interest in each of the underlying assets of the entity, unless it is established that, in the context of NovaStar Financial, that equity participation in the preferred stock by plan investors is not “significant.” Equity participation is not “significant” if the aggregate ownership by plans of any class of equity interests issued by NovaStar Financial is at all times less than 25%. NovaStar Financial has represented that it will not permit any class or series of preferred stock that is not publicly registered to be sold to a plan if such sale would cause ownership by plans of such class of preferred stock to equal or exceed 25% until such time as such class of preferred stock is, in the opinion of tax counsel, a publicly offered security under ERISA. NovaStar Financial will use reasonable efforts to maintain the ownership interest in the preferred stock held by plan investors at a level below the 25% limit. NovaStar Financial will be able to reject a potential investor that would cause aggregate ownership by plans to equal or exceed 25% of any class of stock that is not a publicly-offered security, excluding from such class any shares held by certain affiliates of NovaStar.

Based on certain representations of NovaStar Financial, tax and ERISA counsel is of the opinion that the common stock qualifies as “publicly offered securities” within the meaning of the regulations defining “plan assets” and therefore, in most circumstances, the common stock, and not the underlying assets of NovaStar Financial, will be considered the assets of a plan investing in the common stock.

PLAN OF DISTRIBUTION

We may sell securities to or through one or more underwriters or dealers for public offering and sale, to one or more investors directly or through agents, to existing holders of our securities directly through the issuance of stockholders rights as a dividend, or through any combination of these methods of sale. Any principal underwriter or agent involved in the offer and sale of the securities will be named in the applicable prospectus supplement.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices (any of which may represent a discount from the prevailing market prices). We may also sell our securities from time to time through one or more agents in ordinary brokers’ transactions. Such sales may be effected during a series of one or more pricing periods at prices related to the prevailing market prices reported on the New York Stock Exchange, as shall be set forth in the applicable prospectus supplement.

In connection with the sale of securities, underwriters or agents may receive compensation from us or from purchasers of securities, for whom they may act as agents, in the form of discounts, concessions or commissions. Underwriters may sell securities to or through dealers, and such dealers may receive compensation in the form of discounts, concession or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. Underwriters, dealers and agents that participate in the distribution of securities may be deemed to be underwriters under the Securities Act, and any discounts or commissions they receive from us and any profit on the resale of securities they realize may be deemed to be underwriting discounts and commissions under the Securities Act. Any principal underwriter or agent will be identified, and any such compensation received from us will be described, in the applicable prospectus supplement.

Unless otherwise specified in the related prospectus supplement, each class or series of securities will be a new issue with no established trading market, other than the common stock which is listed on the New York Stock Exchange. Any shares of common stock sold pursuant to a prospectus supplement will also be listed on the New York Stock Exchange, subject to official notice of issuance. We may elect to list any future class or series of securities on an exchange, but we are not obligated to do so. It is possible that one or more underwriters may make a market in a future class or series of securities, but they will not be obligated to do so and they may discontinue any market making at any time without notice. Therefore, no assurance can be given as to the liquidity of, or the trading market for, the securities.

In connection with the offering of securities hereby, underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of the applicable securities. These transactions may include stabilization transactions affected in accordance with Rule 104 of Regulation M promulgated by the SEC pursuant to which these persons may bid for or purchase securities for the purpose of stabilizing their market price.

The underwriters in an offering of securities may also create a “short position” for their account by selling more securities in connection with the offering than they are committed to purchase from us. In that case, the underwriters could cover all or a portion of the short position by either purchasing securities in the open market following completion of the offering of these securities or by exercising any over-allotment option granted to them by us. In addition, the managing underwriter may impose penalty bids under contractual arrangements with other underwriters, which means that they can reclaim from an underwriter, or any selling group member participating in the offering, for the account of the other underwriters, the selling concession for the securities that are distributed in the offering but subsequently purchased for the account of the underwriters in the open market. Any of the transactions described in this paragraph or comparable transactions that are described in any accompanying prospectus supplement may result in the maintenance of the price of the securities at a level above that which might otherwise prevail in the open market. None of the transactions described in this paragraph or in an accompanying prospectus supplement are required to be taken by any underwriters and, if they are undertaken, may be discontinued at any time.

The underwriters, dealers or agents used by us in any offering of securities under this prospectus may be customers of, including borrowers from, engage in transactions with, and perform services for, us or one or more of our affiliates in the ordinary course of business.

Underwriters, dealers, agents and other persons may be entitled, under agreements that they may enter into with us, to indemnification against civil liabilities, including liabilities under the Securities Act.

If indicated in the applicable prospectus supplement, we will authorize agents and underwriters to solicit offers by institutions to purchase securities from us at the public offering price set forth in the prospectus supplement pursuant to delayed delivery contracts providing for payment and delivery on the date stated in the prospectus supplement. Each contract will be for an amount not less than, and, unless we otherwise agree, the aggregate principal amount of securities sold pursuant to contracts shall be not less nor more than, the respective amounts stated in the prospectus supplement. Institutions with whom contracts, when authorized, may be made include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and other institutions, but shall in all cases be subject to our approval. Contracts will not be subject to any conditions except that the purchase by an institution of the securities covered by its contract shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which that institution is subject. A commission indicated in the prospectus supplement will be paid to the underwriters and agents soliciting purchases of debt securities pursuant to contracts accepted by us.

Until the distribution of the securities is completed, rules of the SEC may limit the ability of the underwriters and selling group members, if any, to bid for and purchase the securities. As an exception to these rules, the representatives of the underwriters, if any, are permitted to engage in transactions that stabilize the price of the securities. Such transactions may consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of securities.

LEGAL MATTERS

The validity of the securities offered hereby and certain legal matters will be passed on for us by Tobin & Tobin, a professional corporation, San Francisco, California. Certain tax matters will be passed on by Falk, Shaff & Ziebell, LLP, Irvine, California.

EXPERTS

The consolidated financial statements for the years ended December 31, 2002 and 2001 incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

The consolidated income statement for the year ended December 31, 2000 incorporated in this prospectus supplement by reference from our Annual Report on Form 10-K for the year ended December 31, 2002, as amended, has been audited by KPMG LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission (the “SEC”). Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference facilities maintained by the Commission in Washington, D.C., New York, New York, and Chicago, Illinois.

Public Reference Room	New York Regional Office	Chicago Regional Office
450 Fifth Street, N.W.	233 Broadway	500 West Madison Street, Suite 1400
Washington, DC 20549	New York, NY 10279	Chicago, IL 60661

Please call the SEC at 1-800-SEC-0300 for further information on the public reference rooms.

We have filed a registration statement, of which this prospectus is a part, covering the securities offered hereby. As allowed by SEC rules, this prospectus does not contain all the information set forth in the registration statement and the exhibits, financial statements and schedules thereto. We refer you to the registration statement, the exhibits, financial statements and schedules thereto for further information. This prospectus is qualified in its entirety by such other information. You may request a free copy of any of the above filings by writing or calling:

Corporate Secretary

NovaStar Financial, Inc.

8140 Ward Parkway, Suite 300

Kansas City, MO 64114

(816) 237-7000

You should rely only on the information provided in this prospectus. We have not authorized anyone else to provide you with different information. You should not assume that the information in this prospectus is accurate as of any date other than the date on the cover page of this prospectus.

INCORPORATION BY REFERENCE

The Commission allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the Commission. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information in this prospectus.

We have filed the documents listed below with the Commission under the Securities Exchange Act of 1934 (the “Exchange Act”), and these documents are incorporated herein by reference:

•	Our Annual Report on Form 10-K for the year ended December 31, 2002, as amended;

•	Our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2003, June 30, 2003 and September 30, 2003;

•	Our Current Reports on Form 8-K filed October 30, 2003 and November 13, 2003; and

•	The description of our common stock included in our registration statements on Form 8-A, as amended, under the Exchange Act.

Any documents we file pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of the offering of the securities to which this prospectus relates will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents. Any documents we file pursuant to these sections of the Exchange Act after the date of the initial registration statement that contains this prospectus and prior to the effectiveness of the registration statement will automatically be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing those documents.

Any statement contained in this prospectus or in a document incorporated by reference shall be deemed to be modified or superseded for all purposes to the extent that a statement contained in this prospectus or in any other document which is also incorporated by reference modifies or supersedes that statement. You may obtain copies of all documents which are incorporated in this prospectus by reference (other than the exhibits to such documents unless the exhibits are specifically incorporated herein by reference in the documents that this prospectus incorporates by reference) without charge upon written or oral request to NovaStar Financial, Inc., 8140 Ward Parkway, Suite 300, Kansas City, Missouri 64114, telephone (816) 237-7000.